Exhibit 99.2

Management’s discussion and analysis – November 6, 2019

The following Management’s Discussion and Analysis (“MD&A”) is a review of the financial condition and operating results of Just Energy Group Inc. (“Just Energy” or the “Company”) for the three and six months ended September 30, 2019. This MD&A has been prepared with all information available up to and including November 6, 2019. This MD&A should be read in conjunction with Just Energy’s unaudited interim condensed consolidated financial statements for the three and six months ended September 30, 2019. The financial information contained herein has been prepared in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board (“IASB”). All dollar amounts are expressed in Canadian dollars unless otherwise noted. Quarterly reports, the annual report and supplementary information can be found on Just Energy’s corporate website at www.justenergygroup.com. Additional information can be found on SEDAR at www.sedar.com or on the U.S. Securities and Exchange Commission’s (“SEC”) website at www.sec.gov.

Company overview

Just Energy is a consumer company focused on essential needs, including electricity and natural gas commodities; on health and well-being, through products such as water quality and filtration devices; and on utility conservation, bringing energy efficient solutions and renewable energy options to consumers. Currently operating in the United States (“U.S.”) and Canada, Just Energy serves both residential and commercial customers. Just Energy is the parent company of Amigo Energy, EdgePower Inc. (“EdgePower”), Filter Group Inc. (“Filter Group”), Hudson Energy, Interactive Energy Group, Just Energy Advanced Solutions, Tara Energy and TerraPass.

For a more detailed description of Just Energy’s business operations, refer to the “Continuing operations overview” section on page 8 of this MD&A.

Forward-looking information

This MD&A may contain forward-looking statements and information, including guidance for Base EBITDA and free cash flow for the fiscal year ending March 31, 2020. These statements are based on current expectations that involve a number of risks and uncertainties which could cause actual results to differ from those anticipated. These risks include, but are not limited to, statements and information regarding the completion of the sale of Hudson Energy Supply UK and Just Energy Ireland Limited and the timing for completion thereof, the satisfaction of closing conditions to the sale of Hudson Energy Supply UK and Just Energy Ireland Limited, the Company’s ability to improve its business by boosting efficiency and lowering costs, the success of the Company’s cost reductions and optimization efforts, the ability of the Company to reduce selling, marketing and general and administrative expenses and the quantum of such reductions and the impact thereof on the Company’s current fiscal year, the Company’s ability to identify further opportunities to improve its cost structure, the results of the strategic review process, general economic, business and market conditions, the ability of management to execute its business plan, levels of customer natural gas and electricity consumption, extreme weather conditions, rates of customer additions and renewals, customer credit risk, rates of customer attrition, fluctuations in natural gas and electricity prices, interest and exchange rates, actions taken by governmental authorities including energy marketing regulation, increases in taxes and changes in government regulations and incentive programs, changes in regulatory regimes, results of litigation and decisions by regulatory authorities, competition, the performance of acquired companies and dependence on certain suppliers. Additional information on these and other factors that could affect Just Energy’s operations, financial results or dividend levels is included in Just Energy’s Annual Information Form and other reports on file with Canadian securities regulatory authorities which can be accessed through the SEDAR website at www.sedar.com or by visiting EDGAR on the SEC’s website at www.sec.gov.

1.

Key terms

“6.5% convertible bonds” refers to the US$150 million in convertible bonds issued in January 2014, which mature on December 31, 2020. Net proceeds were used to redeem Just Energy’s outstanding $90 million convertible debentures and pay down Just Energy’s credit facility. In fiscal 2019, US$127.6 million were tendered. A further US$13.2 million were repurchased in July 2019, resulting in a balance of US$9.2 million outstanding as at June 30, 2019. See “Debt and financing for continuing operations” on page 31 for further details.

“6.75% $160M convertible debentures” refers to the $160 million in convertible debentures issued in October 2016, which have a maturity date of December 31, 2021. Net proceeds were used to redeem Just Energy’s outstanding senior unsecured notes on October 5, 2016 and $225 million of its 6.0% convertible debentures on November 7, 2016. See “Debt and financing for continuing operations” on page 31 for further details.

“6.75% $100M convertible debentures” refers to the $100 million in convertible debentures issued in February 2018, which have a maturity date of March 31, 2023. Net proceeds were used to redeem the 5.75% convertible debentures on March 27, 2018. See “Debt and financing for continuing operations” on page 31 for further details.

“8.75% loan” refers to the US$250 million non-revolving multi-draw senior unsecured term loan facility entered into on September 12, 2018, which has a maturity date of September 12, 2023. US$193.0 million was drawn in fiscal 2019, and an additional US$14.0 million was drawn in July 2019. Net proceeds from the initial draw were used to fund a tender offer for Just Energy’s outstanding 6.5% convertible bonds due July 29, 2019, and for general corporate purposes, including to pay down the Company’s credit facility. See “Debt and financing for continuing operations” on page 31 for further details.

“Active asset” means an asset (product) that has been installed and not cancelled.

“Commodity RCE attrition” refers to the percentage of energy customers whose contracts were terminated prior to the end of the term either at the option of the customer or by Just Energy.

“Customer count” is comprised of each individual customer with a distinct address rather than RCEs (see key term below).

“Failed to renew” means customers who did not renew expiring contracts at the end of their term.

“Filter Group financing” refers to the outstanding loan balance between Home Trust Company (“HTC”) and Filter Group, which was acquired by the Company on October 1, 2018. The loan bears an annual interest rate of 8.99%. See “Debt and financing for continuing operations” on page 31 for further details.

“Gross margin per RCE” refers to the energy gross margin realized on Just Energy’s RCE customer base, including gains/losses from the sale of excess commodity supply.

“LDC” means a local distribution company; the natural gas or electricity distributor for a regulatory or governmentally defined geographic area.

“Maintenance capital expenditures” means the necessary capital expenditures required to maintain existing operations at functional levels.

2.

“Preferred shares” refers to the 8.50%, fixed-to-floating rate, cumulative, redeemable, perpetual preferred shares that were initially issued at a price of US$25.00 per preferred share in February 2017. The cumulative feature means that preferred shareholders are entitled to receive dividends at a rate of 8.50% on the initial offer price, as and if declared by our Board of Directors.

“RCE” means residential customer equivalent, which is a unit of measurement equivalent to a customer using, as regards natural gas, 2,815 m3 (or 106 GJs or 1,000 Therms or 1,025 CCFs) of natural gas on an annual basis and, as regards electricity, 10 MWh (or 10,000 kWh) of electricity on an annual basis, which represents the approximate amount of gas and electricity, respectively, used by a typical household in Ontario, Canada.

Non-IFRS financial measures

Just Energy’s unaudited interim condensed consolidated financial statements are prepared in accordance with IFRS. The financial measures that are defined below do not have a standardized meaning prescribed by IFRS and may not be comparable to similar measures presented by other companies. These financial measures should not be considered as an alternative to, or more meaningful than, net income (loss), cash flow from operating activities and other measures of financial performance as determined in accordance with IFRS; however, the Company believes that these measures are useful in providing relative operational profitability of the Company’s business.

EBITDA

“EBITDA” refers to earnings before finance costs, income taxes, depreciation and amortization with an adjustment for discontinued operations. EBITDA is a non-IFRS measure that reflects the operational profitability of the business.

Base EBITDA

“Base EBITDA” refers to EBITDA adjusted to exclude the impact of mark to market gains (losses) arising from IFRS requirements for derivative financial instruments, discontinued operations, Texas residential enrolment and collections impairment, the United Kingdom (“U.K.”) receivables impairment, strategic review costs and restructuring as well as adjustments reflecting share-based compensation, non-controlling interest and amortization of sales commissions with respect to value-added products (see below). This measure reflects operational profitability as the non-cash share-based compensation expense is treated as an equity issuance for the purposes of this calculation, since it will be settled in common shares; the mark to market gains (losses) are associated with supply already sold in the future at fixed prices; and the mark to market gains (losses) of weather derivatives are not yet realized. The Texas residential enrolment and collections impairment, the U.K. receivables impairment, strategic review costs, restructuring and discontinued operations are one-time, non-recurring events. Management has isolated the impact of the incremental Texas residential enrolment and collections and the U.K. receivables impairments recorded as of June 30, 2019, as presented in Base EBITDA. All other bad debt charges including any residual bad debt from the Texas enrolment and collection issues is included in Base EBITDA from July 1, 2019 onward.

Just Energy ensures that customer margins are protected by entering into fixed-price supply contracts. Under current IFRS, the customer contracts are not marked to market; however, there is a requirement to mark to market the future supply contracts. This creates unrealized gains (losses) depending upon current supply pricing. Management believes that these short-term mark to market gains (losses) do not impact the long-term financial performance of Just Energy and has excluded them from the Base EBITDA calculation.

Included in Base EBITDA are gains (losses) from the Company’s portfolio of equity investments and acquisitions which are presented in the Company’s unaudited interim condensed consolidated statements of income (loss). The impact from fair value adjustments of contingent consideration liabilities that are related solely to performance is included in Base EBITDA, while any impact from fair value adjustments of contingent consideration liabilities relating to changes in Just Energy’s share price is excluded from Base EBITDA. Management believes that volatility in share price does not impact the financial performance of Just Energy as the contingent consideration is settled in shares.

3.

Just Energy recognizes the incremental acquisition costs of obtaining a customer contract as an asset since these costs would not have been incurred if the contract was not obtained and are recovered through the consideration collected from the contract. Commissions and incentives paid for commodity contracts and value-added product contracts are capitalized and amortized over the term of the contract. Amortization of these costs with respect to commodity contracts is included in the calculation of Base EBITDA (as selling and marketing expenses). Amortization of incremental acquisition costs on value-added product contracts is excluded from the Base EBITDA calculation as value-added products are considered to be a lease asset akin to a fixed asset whereby amortization or depreciation expenses are excluded from Base EBITDA.

Funds from operations

Funds from Operations (“FFO”) refers to the cash flow generated by current operations. FFO is calculated as gross margin adjusted for cash items including administrative expenses, selling and marketing expenses, bad debt expenses, Texas residential enrolment and collections impairment and the U.K. receivables impairment, finance costs, corporate taxes, capital taxes and other cash items. FFO also includes a seasonal adjustment for the gas markets in Ontario, Quebec, Manitoba and Michigan to include cash received from LDCs for gas not yet consumed by end customers.

base Funds from operations

Base Funds from Operations (“Base FFO”) refers to FFO reduced by maintenance capital expenditures.

Base Funds from Operations Payout Ratio

The payout ratio for Base FFO means dividends declared and paid as a percentage of Base FFO.

Embedded gross margin (“EGM”)

“Embedded gross margin” is a rolling five-year measure of management’s estimate of future contracted energy and product gross margin. The commodity embedded gross margin is the difference between existing energy customer contract prices and the cost of supply for the remainder of the term, with appropriate assumptions for commodity RCE attrition and renewals. The product gross margin is the difference between existing value-added product customer contract prices and the cost of sales on a five-year or ten-year undiscounted basis for such customer contracts, with appropriate assumptions for value-added product attrition and renewals. It is assumed that expiring contracts will be renewed at target margin renewal rates.

Embedded gross margin indicates the margin expected to be realized from existing customers. It is intended only as a directional measure for future gross margin. It is not discounted to present value nor is it intended to consider administrative and other costs necessary to realize this margin.

Strategic review

On June 6, 2019, the Company announced a formal review process to evaluate strategic alternatives available to the Company (the “Strategic Review”). This decision follows expressions of interest from a number of parties concerning potential transactions involving the Company.

The Company has not established a definitive timeline to complete the Strategic Review, no decisions related to any strategic alternative have been reached at this time and there is no assurance that a transaction will result from the Strategic Review.

Discontinued operations

In March 2019, Just Energy formally approved and commenced the process to dispose of its businesses in Germany, Ireland and Japan. In June 2019, as part of the Company’s Strategic Review, the U.K. was added to the disposal group. The decision was part of a strategic transition to focus on the core business in North America. As at September 30, 2019, these operations were classified as a disposal group held for sale and as discontinued operations. In the past, these operations were reported under the Consumer segment while a portion of the U.K. was allocated to the Commercial segment. Just Energy’s results for the prior fiscal period reported throughout this MD&A has been adjusted to reflect continuing operation results and figures with respect to these discontinued operations. The tax impact of the discontinued operations is minimal.

4.

For a detailed breakdown of the discontinued operations, refer to Note 11 of the interim condensed consolidated financial statements for the three and six months ended September 30, 2019.

On October 8, 2019, the Company entered into an agreement to sell the issued and outstanding shares of its wholly owned subsidiary Hudson Energy Supply UK Limited, to Shell Energy Retail Limited for up to £10.5 million ($17.6 million). The Company will receive £2 million ($3.4 million) of cash on closing, subject to satisfying customary pre-close conditions, and an amount up to £8.5 million ($14.2 million) subject to the determination of the U.K. capacity market payment due at the close of the transaction.

The transaction is subject to customary closing conditions, including merger control approval and is expected to close by the end of 2019. At September 30, 2019, the Company estimates that no impairment will be incurred on the final sale of the entity. Any gain or loss on the sale will be measured and recorded at the date the transaction closes.

On November 6, 2019, the Company entered into an agreement to sell the assets of its wholly owned subsidiary Just Energy (Ireland) Limited to Flogas Natural Gas Limited (“Flogas”) for up to €0.7 million ($1.0 million). The Company will receive 75% of the purchase price in cash at closing and up to 25% of the purchase price 5 months after closing. The net consideration payable to the Company is subject to an adjustment based on the actual number of accounts transferred to Flogas. The transaction is subject to customary closing conditions, including regulatory approval and is anticipated to close by the end of 2019. Any gain or loss on the sale will be measured and recorded at the date the transaction closes.

Financial highlights

For the three months ended September 30

(thousands of dollars, except where indicated and per share amounts)

		% increase
	Fiscal 2020	(decrease	)	Fiscal 2019
Sales	$768,440	(4)%		$804,309
Gross margin	155,384	4%		149,022
Administrative expenses	41,466	(7)%		44,478
Selling and marketing expenses	54,279	8%		50,427
Restructuring costs	–	–		1,319
Finance costs	28,451	41%		20,123
Profit (loss) from continuing operations	83,581	NMF [3]		(54,335)
Profit (loss) from discontinued operations	(9,809)	NMF [3]		32,885
Profit (loss)[1]	73,772	NMF [3]		(21,450)
Profit (loss) per share from continuing operations available to shareholders - basic	0.55			(0.38)
Profit (loss) per share from continuing operations available to shareholders - diluted	0.45			(0.38)
Dividends/distributions	3,289	(85)%		22,330
Base EBITDA from continuing operations[2]	49,069	31%		37,380
Base Funds from continuing operations[2]	25,960	4%		25,022
Payout ratio on Base Funds from continuing operations[2]	13%			89%

1Profit (loss) includes the impact of unrealized gains (losses), which represents the mark to market of future commodity supply acquired to cover future customer demand as well as weather hedge contracts as part of the risk management practice. The supply has been sold to customers at fixed prices, minimizing any realizable impact of mark to market gains and losses.

2 See “Non-IFRS financial measures” on page 3.

3 Not a meaningful figure.

5.

Just Energy’s gross margin increased 4% to $155.4 million for the three months ended September 30, 2019, mainly due to improved margin optimization in North America, lower hedged supply costs in Texas and additional margin from the Filter Group business which was acquired in the third quarter of fiscal 2019, offsetting the 4% drop in sales, caused by the 2% decline in the customer base. Sales revenue decreased to $768.4 million during the three months ended September 30, 2019, from $804.3 million in the second quarter of fiscal 2019.

Base EBITDA was $49.1 million, an increase of 31% as compared to the second quarter of fiscal 2019 driven by improvements in gross margin, lower administrative expenses and a $15.2 million gain on the reduction of the earn-out obligation from the Company’s acquisition of the Filter Group, partially offset by higher bad debts and an increase in selling expenses to support growth of new sales channels. The increase in bad debt for the three months ended September 30, 2019 was driven by higher charges in the Texas residential market as customers that were historically able to exploit the Company’s enrolment controls continued to decline and drop from the portfolio. The Company continues to see improvement in its expected credit loss experience since identifying and closing certain enrolment control gaps previously disclosed by the Company.

Administrative expenses decreased 7% due to savings realized from the restructuring actions that occurred in fiscal 2019 as well as from efforts to reduce administrative expenses through greater automation and consolidation of support activities, offset partially by costs incurred by the Company to support the Strategic Review. Selling and marketing expenses increased 8% compared to the prior comparable quarter due to the increased commission costs to acquire new customers, ramp-up of the amortization of previously capitalized acquisition costs and higher marketing charges in different channels, offset by capitalization of new upfront incremental customer acquisition costs.

Finance costs for the three months ended September 30, 2019, amounted to $28.5 million, an increase of 41% from $20.1 million reported for the three months ended September 30, 2018 primarily driven by interest expense from higher debts and higher interest rates as well as the premium and fees associated with the 8.75% loan, partially offset by the partial redemption of the 6.5% convertible bonds and lower collateral related costs associated with Texas electricity markets compared to the prior quarter.

6.

Financial highlights

For the six months ended September 30

(thousands of dollars, except where indicated and per share amounts)

		% increase
	Fiscal 2020	(decrease	)	Fiscal 2019
Sales	$1,438,605	(5)%		$1,506,824
Gross margin	287,676	2%		281,616
Administrative expenses	82,269	(3)%		84,409
Selling and marketing expenses	115,983	26%		92,392
Finance costs	51,997	43%		36,436
Loss from continuing operations[1]	(186,390)	NMF [3]		(118,363)
Profit (loss) from discontinued operations	(14,998)	NMF [3]		55,490
Loss per share from continuing operations available to shareholders - basic	(1.33)			(0.80)
Loss per share from continuing operations available to shareholders - diluted	(1.33)			(0.80)
Dividends/distributions	25,359	(43)%		44,592
Base EBITDA[2]	73,254	1%		72,187
Base FFO[2]	27,330	(44)%		48,772
Payout ratio on Base FFO[2]	93%			91%
Embedded gross margin[2]	1,892,000	(10)%		2,095,000
Customer count	3,500,000	(6)%		3,725,000
Total gross RCE additions	364,000	(33)%		546,000
Total net RCE additions	(138,000)	NMF [3]		33,000

1Loss includes the impact of unrealized gains (losses), which represents the mark to market of future commodity supply acquired to cover future customer demand as well as weather hedge contracts as part of the risk management practice. The supply has been sold to customers at fixed prices, minimizing any realizable impact of mark to market gains and losses.

2 See “Non-IFRS financial measures” on page 3.

3 Not a meaningful figure.

For the six months ended September 30, 2019, sales were $1.4 billion and gross margin was $287.7 million, 5% lower and 2% higher, respectively, than the prior comparable period. Base EBITDA amounted to $73.3 million, an increase of 1% from the first six months of fiscal 2019. The decline in Base EBITDA was largely attributable to higher bad debts and an increase in selling expenses to support growth in new sales channels partially offset by improvements in gross margin and lower administrative expenses and a $15.2 million gain on the reduction of the earn-out obligation from the Company’s acquisition of Filter Group. The increase in bad debt for the six months ended September 30, 2019 was driven by higher charges in the Texas residential market as customers that were historically able to exploit the Company’s enrolment controls continued to decline as they drop from the portfolio. The Company continues to see improvement in its expected credit loss experience since identifying and closing certain enrolment control gaps previously disclosed by the Company.

Administrative expenses decreased 3% from the prior comparable period due to savings realized from the restructuring actions that occurred in fiscal 2019 as well as from efforts to reduce administrative expenses through greater automation and consolidation of support activities, offset partially by costs incurred by the company to support its Strategic Review. Selling and marketing expenses increased 26% compared to the prior comparable period due to the increased commission costs to acquire new customers and higher marketing charges in different channels, offset by capitalization of new upfront incremental customer acquisition costs.

Finance costs increased 43% over the previous comparable period, primarily driven by interest expense from higher debts and higher interest rates and the premium and fees associated with the 8.75% loan, partially offset by the partial redemption of the 6.5% convertible bonds and a higher stand-by fee on the unused portion of the credit facility.

7.

Embedded gross margin amounted to $1,892.0 million as at September 30, 2019, a decrease of 10% compared to the embedded gross margin as at September 30, 2018 resulting from the decline in the North American Consumer commodity customer base. The embedded gross margin includes $39.5 million from value-added products, including Filter Group, which was acquired by Just Energy on October 1, 2018.

Continuing operations overview

CONSUMER SEGMENT

The sale of gas and electricity to customers with annual consumption equivalent to 15 RCEs or less is undertaken by the Consumer segment. Marketing of the energy products of this segment is primarily done through retail, online and door-to-door marketing. Consumer customers make up 36% of Just Energy’s RCE base, which is currently focused on longer-term price-protected, flat-bill and variable rate product offerings, as well as JustGreen products. To the extent that certain markets are better served by shorter-term or enhanced variable rate products, the Consumer segment’s sales channels also offer these products.

Developments in connectivity and convergence, and changes in customer preferences, have created an opportunity for Just Energy to provide value-added products and service bundles with the Company’s energy products. As a conservation solution, smart thermostats may be offered as a value-added product with commodity contracts and are also sold as a stand-alone unit. These smart thermostats are currently manufactured and distributed by ecobee Inc., a company in which Just Energy holds an 8% fully diluted equity interest. In fiscal 2019, Just Energy added home water filtration systems to its line of consumer product and service offerings through the acquisition of Filter Group.

COMMERCIAL SEGMENT

Customers with annual consumption equivalent to over 15 RCEs are served by the Commercial segment. These sales are made through three main channels: brokers, door-to-door commercial independent contractors and inside commercial sales representatives. Commercial customers make up 64% of Just Energy’s RCE base. Products offered to Commercial customers range from standard fixed-price offerings to “one off” offerings, tailored to meet the customer’s specific needs. These products can be fixed or floating rate or a blend of the two, and normally have a term of less than five years. Gross margin per RCE for this segment is lower than it is for the Consumer segment, but customer aggregation costs and ongoing customer care costs per RCE are lower as well. Commercial customers also have significantly lower attrition rates than Consumer customers.

In addition, the Commercial segment also provides value-added products and services which include LED lighting, smart building controls, monitoring and alerts, bill audits, smart thermostats, tariff analysis, energy insights and energy procurement.

ABOUT THE ENERGY MARKETS

Just Energy offers products and services to address customers’ essential needs, including electricity and natural gas commodities; health and well-being products such as water quality and filtration devices; and utility conservation products which bring energy efficient solutions and renewable energy options to customers.

Natural gas

Just Energy offers natural gas customers a variety of products ranging from month-to-month variable-price contracts to five-year fixed-price contracts. Gas supply is purchased from market counterparties based on forecasted Consumer and small Commercial RCEs. For larger Commercial customers, gas supply is generally purchased concurrently with the execution of a contract. Variable rate products allow customers to maintain competitive rates while retaining the ability to lock into a fixed price at their discretion. Flat-bill products offer customers the ability to pay a fixed amount per period regardless of usage or changes in the price of the commodity.

8.

The LDCs provide historical customer usage which, when normalized to average weather, enables Just Energy to purchase the expected normal customer load. Just Energy mitigates exposure to weather variations through active management of the gas portfolio, which involves, but is not limited to, the purchase of options, including weather derivatives. Just Energy’s ability to successfully mitigate weather effects is limited by the degree to which weather conditions deviate from normal. To the extent that balancing requirements are outside the forecasted purchase, Just Energy bears the financial responsibility for fluctuations in customer usage. To the extent that supply balancing is not fully covered through active management or the options employed, Just Energy’s realized customer gross margin may increase or decrease depending upon market conditions at the time of balancing.

Territory	Gas delivery method
Ontario, Quebec, Manitoba and Michigan	The volumes delivered for a customer typically remain constant throughout the year. Sales are not recognized until the customer consumes the gas. During the winter months, gas is consumed at a rate that is greater than delivery, resulting in accrued gas receivables, and, in the summer months, deliveries to LDCs exceed customer consumption, resulting in gas delivered in excess of consumption. Just Energy receives cash from the LDCs as the gas is delivered, which is even throughout the year.
Alberta, British Columbia, New York, Illinois, Indiana, Ohio, California, Georgia, Maryland, New Jersey, Pennsylvania and Saskatchewan	The volume of gas delivered is based on the estimated consumption and storage requirements for each month. Therefore, the amount of gas delivered in the winter months is higher than in the spring and summer months. Consequently, cash flow received from most of these markets is greatest during the third and fourth (winter) quarters, as cash is normally received from the LDCs in the same period as customer consumption.

Electricity

Just Energy services various territories in Canada and the U.S. with electricity. A variety of electricity solutions are offered, including fixed-price, flat-bill and variable-price products on both short-term and longer-term contracts. Some of these products provide customers with price-protection programs for the majority of their electricity requirements. Just Energy uses historical usage data for all enrolled customers to predict future customer consumption and to help with long-term supply procurement decisions. Flat-bill products offer a consistent price regardless of usage.

Just Energy purchases power supply from market counterparties for residential and small Commercial customers based on forecasted customer aggregation. Power supply is generally purchased concurrently with the execution of a contract for larger Commercial customers. Historical customer usage is obtained from LDCs, which, when normalized to average weather, provides Just Energy with expected normal customer consumption. Similar to gas, Just Energy mitigates exposure to weather variations through active management of the power portfolio and the purchase of options, including weather derivatives. Just Energy’s ability to successfully mitigate weather effects is limited by the degree to which weather conditions deviate from normal. To the extent that balancing power purchases are outside the acceptable forecast, Just Energy bears the financial responsibility for excess or short supply caused by fluctuations in customer usage. Any supply balancing not fully covered through customer pass-throughs, active management or the options employed may impact Just Energy’s gross margin depending upon market conditions at the time of balancing.

9.

JustGreen

Customers also have the ability to choose an appropriate JustGreen program to supplement their natural gas and electricity contracts, providing an effective method to offset their carbon footprint associated with the respective commodity consumption.

JustGreen programs for gas customers involve the purchase of carbon offsets from carbon capture and reduction projects. JustGreen’s electricity product offers customers the option of having all or a portion of the volume of their electricity usage sourced from renewable green sources such as wind, solar, hydropower or biomass, via power purchase agreements and renewable energy certificates. Additional green products allow customers to offset their carbon footprint without buying energy commodity products and can be offered in all states and provinces without being dependent on energy deregulation.

Just Energy currently sells JustGreen gas and electricity in eligible markets across North America. Of all Consumer customers who contracted with Just Energy in the trailing 12 months, 54% purchased JustGreen for some or all of their energy needs. On average, these customers elected to purchase 84% of their consumption as green supply. For comparison, as reported for the trailing 12 months ended September 30, 2018, 38% of Consumer customers who contracted with Just Energy chose to include JustGreen for an average of 73% of their consumption. As at September 30, 2019, JustGreen makes up 8% of the Consumer gas portfolio on a trailing 12-month basis, compared to 9% a year ago. JustGreen makes up 20% of the Consumer electricity portfolio, compared to 13% a year ago.

Value-added products and services (“VAPS”)

In addition to JustGreen, Just Energy also provides energy management as well as health and wellness solutions in the form of VAPS. These products and services may be sold in a bundle with natural gas or electricity, or on a stand-alone basis.

Just Energy’s Commercial energy management solutions include LED lighting as well as monitoring and control solutions for lighting and HVAC systems. These solutions include custom design, procurement, utility rebate management and management of installation services that may be purchased outright or financed through third parties.

Just Energy’s management for the Consumer business focuses on energy efficient and energy conserving products. Customers may also redeem points earned through Just Energy’s Perks loyalty program for a wide variety of free or discounted energy saving products.

Through Filter Group, Just Energy provides subscription-based home water filtration systems to residential customers in Canada and the United States, including under-counter and whole-home water filtration solutions.

The VAPS business is still in its development-stage while commodity operations remain the focus of the Company.

ADOPTION OF NEW STANDARDS

Adoption of IFRS 16, Leases

IFRS 16, Leases (“IFRS 16”), superseded International Accounting Standards (“IAS”) 17 Leases and all related interpretations when it became effective. IFRS 16 establishes principles for the recognition, measurement, presentation and disclosure of leases, with the objective of ensuring that lessees and lessors provide relevant information representing those transactions.

The adoption of IFRS 16 resulted in:

• Explicit definition for a lease where a contract is or contains a lease if the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration;

• Measurement direction where the lessee recognizes a right-of-use asset and a lease liability upon lease commencement for leases with a lease term of greater than one year. The right-of-use asset is initially measured at the amount of the lease liability plus any initial direct costs incurred by the lessee. The lease liability is initially measured at the present value of the lease payments payable over the lease term and discounted at the implied lease rate. If the implied lease rate cannot be readily determined, the lessee uses its incremental borrowing rate. Subsequent re-measurement is required under specific circumstances. Previously, the Company classified leases as operating or finance leases based on its assessment of whether the lease transferred significantly all of the risks and rewards incidental to ownership of the underlying asset to the Company;

10.

• Detailed guidance on determining the lease term when there is an option to extend the lease; and

• Extensive disclosure requirements, differing from those in the past.

Just Energy adopted IFRS 16, as issued by the IASB in January 2016, on April 1, 2019. In accordance with the transitional provisions in IFRS 16, comparative figures have not been restated. The Company adopted IFRS 16 using the modified retrospective method, applying the practical expedient in paragraph C5(c) under which the aggregate effect of all modifications on the date of initial application is reflected.

The following table summarizes the transition adjustments required to adopt IFRS 16 as at April 1, 2019:

	IAS 17		IFRS 16
	carrying amount		carrying amount
	as at	Transition	as at
(thousands of dollars)	March 31, 2019	adjustment	April 1, 2019

Property and equipment, net	$25,862	$18,525	$44,387
Other current liabilities	–	2,942	2,942
Other non-current liabilities	61,339	15,583	76,922

11.

EBITDA

For the three months ended September 30

(thousands of dollars)

	Fiscal 2020	Fiscal 2019
Reconciliation to interim condensed consolidated statements of income
Profit (loss) for the period	$73,772	$(21,450)
Add (subtract):
Finance costs	28,451	20,123
Provision for (recovery of) income taxes	2,053	(92)
Discontinued operations	9,809	(32,885)
Depreciation and amortization	9,154	6,451
EBITDA	$123,239	$(27,853)
Add (subtract):
Change in fair value of derivative instruments and other	(65,463)	62,428
Contingent consideration revaluation	(14,020)	–
Strategic review costs	3,632	–
Restructuring costs	–	1,319
Share-based compensation	1,667	1,421
Loss attributable to non-controlling interest	14	65
Base EBITDA	$49,069	$37,380

Gross margin per interim condensed consolidated statements of income	$155,384	$149,022
Add (subtract):
Administrative expenses	(41,466)	(44,478)
Selling and marketing expenses	(54,279)	(50,427)
Bad debt expense	(29,570)	(20,217)
Amortization included in cost of sales	549	730
Strategic review costs	3,632	–
Other income	14,805	2,685
Loss attributable to non-controlling interest	14	65
Base EBITDA	$49,069	$37,380

12.

EBITDA

For the six months ended September 30

(thousands of dollars)

	Fiscal 2020	Fiscal 2019
Reconciliation to interim condensed consolidated statements of income
Loss for the period	$(201,388)	$(62,873)
Add (Subtract):
Finance costs	51,997	36,436
Provision for (recovery of) income taxes	(241)	4,591
Discontinued operations	14,998	(55,490)
Depreciation and amortization	21,093	12,192
EBITDA	$(113,541)	$(65,144)
Add (subtract):
Change in fair value of derivative instruments and other	176,536	130,869
Contingent consideration revaluation	(7,091)	–
Texas residential enrolment and collections impairment	4,900	–
Strategic review costs	3,632	–
Restructuring costs	–	3,236
Share-based compensation	8,784	3,115
Loss attributable to non-controlling interest	34	111
Base EBITDA	$73,254	$72,187

Gross margin per interim condensed consolidated statements of income	$287,676	$281,616
Add (subtract):
Administrative expenses	(82,269)	(84,409)
Selling and marketing expenses	(115,983)	(92,392)
Bad debt expense	(46,857)	(36,923)
Texas residential enrollment and collections impairment	4,900	–
Amortization included in cost of sales	1,127	1,512
Strategic review cost	3,632	–
Other income	20,994	2,672
Loss attributable to non-controlling interest	34	111
Base EBITDA	$73,254	$72,187

For the three months ended September 30, 2019, Base EBITDA amounted to $49.1 million, an increase of 31% from $37.4 million in the prior comparable quarter, due to improvements in gross margin, lower administrative expenses and a $15.2 million gain on the reduction of the contingent consideration from the Company’s acquisition of Filter Group, partially offset by higher bad debts and an increase in selling expenses to support new channel growth.

Sales decreased by 4% for the quarter ended September 30, 2019. Gross margin was up 4% to $155.4 million due to margin optimization in North America, lower hedged supply costs in Texas and additional margin from the Filter Group business which was acquired in the third quarter of fiscal 2019, offset by a 4% drop in sales caused by a decline in the customer base. Administrative expenses decreased by 7% due to savings realized from the restructuring actions that occurred in fiscal 2019 as well as efforts to reduce administration expenses through greater automation and consolidation of support activities. Selling and marketing expenses for the three months ended September 30, 2019 were $54.3 million, up from $50.4 million reported in the prior comparable quarter, due to the increased commission costs to acquire new customers and higher marketing charges in different channels, offset by capitalization of new upfront incremental customer acquisition costs.

13.

Finance costs were $28.5 million, an increase of 41% from the prior comparable quarter, primarily driven by interest expense from higher debts and higher interest rates and the premium and fees associated with the 8.75% loan, offset by the partial redemption of the 6.5% convertible bonds and lower collateral related costs associated with Texas electricity markets compared to the prior quarter.

Bad debt expense was $29.6 million for the three months ended September 30, 2019, an increase of 46% from $20.2 million recorded for the prior comparable quarter. For the six months ended September 30, 2019, the bad debt expense was $46.9 million, an increase of 27% compared with the prior comparable period. The increase for the three and six months ended September 30, 2019 was driven by higher bad debt charges in the Texas residential market as customers that were historically able to exploit the Company’s sales and operational enrolment controls continued to decline and drop from the portfolio. The Company continues to see improvement in its expected credit loss experience since identifying and closing certain enrolment control gaps previously disclosed by the Company. Refer to the “Disclosure controls and procedures” section of this MD&A for further details.

For the six months ended September 30, 2019, sales decreased by 5% to $1.4 billion and gross margin increased by 2% to $287.7 million. Base EBITDA amounted to $73.3 million for the first six months of fiscal 2020, an increase of 1% from $72.2 million in the prior comparable period. The increase in Base EBITDA is largely attributable to the significant improvement in gross margin, the gain on the adjustment to the Filter Group earn-out liability and reduced administrative spend, partially offset by higher bad debts.

Administrative expenses decreased by 3% from $84.4 million to $82.3 million during the three months ended September 30, 2019, as a result of the restructuring actions taken by the Company in previous periods and the Company’s focus on spending efficiencies, offset by costs associated with the Company’s Strategic Review. For the six months ended September 30, 2019, selling and marketing expenses increased by 26% from the prior comparable period due to the increased commission costs to acquire new customers, ramp-up of the amortization of previously capitalized acquisition costs, and higher marketing charges in different channels, offset by capitalization of new upfront incremental customer acquisition costs.

For more information on the changes in the results from operations, please refer to “Gross margin” on page 24 and “Administrative expenses” and “Selling and marketing expenses”, which are further explained on pages 27 and 28.

EMBEDDED GROSS MARGIN

Management’s estimate of the future embedded gross margin is as follows:

(millions of dollars)

	As at	As at	Sept. 30 vs.	As at	2019 vs.
	Sept. 30,	June 30,	June 30	Sept. 30,	2018
	2019	2019	variance	2018	variance
Commodity EGM	$1,852.5	$1,870.8	(1)%	$2,050.6	(10)%
VAPS EGM	39.5	44.1	(10)%	45.2	(13)%
Total EGM from continuing operations	$1,892.0	$1,914.9	(1)%	$2,095.8	(10)%

Management’s estimate of the total future embedded gross margin for continuing operations within its customer contracts amounted to $1,892.0 million as at September 30, 2019, a decrease of 10% compared to the embedded gross margin as at September 30, 2018. The embedded gross margin decreased by 1% compared to the embedded gross margin as at June 30, 2019. Both decreases in the commodity embedded gross margin are due to the decline in the North American Consumer commodity customer base.

Embedded gross margin includes $39.5 million from Filter Group, on a five-year undiscounted basis, down 13% from the embedded gross margin reported at September 30, 2018. On a ten-year undiscounted basis, the embedded gross margin for Filter Group is $62.9 million.

Embedded gross margin indicates the margin expected to be realized over the next five years from existing customers. It is intended only as a directional measure for future gross margin. It is not discounted to present value nor is it intended to consider administrative and other costs necessary to realize this margin. As the mix of customers continues to reflect a higher proportion of Commercial volume, the embedded gross margin may, depending on currency rates, grow at a slower pace than customer growth; however, the underlying costs necessary to realize this margin will also decline.

Just Energy’s results for the fiscal periods reported throughout the MD&A have been adjusted to reflect continuing operation results and figures.

14.

Funds from continuing operations

For the three months ended September 30

(thousands of dollars)

	Fiscal 2020	Fiscal 2019
Cash inflow (outflow) from operating activities	$86,124	$(66,960)
Add (subtract):
Changes in working capital	(57,548)	61,813
Change in fair value of Filter Group contingent consideration	(14,020)	–
Loss attributable to non-controlling interest	14	65
Discontinued operations	12,998	30,886
Tax adjustment	(1,288)	1,728
Funds from continuing operations	$26,280	$27,532
Less: Maintenance capital expenditures	(320)	(2,510)
Base Funds from continuing operations	$25,960	$25,022

Gross margin per interim condensed consolidated financial statements	$155,384	$149,022
Add (subtract):
Administrative expenses	(41,466)	(44,478)
Selling and marketing expenses	(54,279)	(50,427)
Bad debt expense	(29,570)	(20,217)
Lease inducements	(28)	(28)
Current income tax (expense) recovery	(3,051)	652
Adjustment required to reflect net cash receipts from gas sales	5,534	5,125
Amortization included in cost of sales	549	730
Restructuring costs	–	(1,319)
Other income (expenses), net	14,805	2,685
Financing charges, non-cash	6,814	5,978
Finance costs	(28,451)	(20,123)
Other non-cash adjustments	25	(133)
Loss attributable to non-controlling interest	14	65
Funds from continuing operations	$26,280	$27,532
Less: Maintenance capital expenditures	(320)	(2,510)
Base Funds from continuing operations	$25,960	$25,022
Base Funds from continuing operations payout ratio	13%	89%
Dividends/distributions
Dividends on common shares	$–	$18,657
Dividends on preferred shares	3,289	3,230
Distributions for share-based awards	–	443
Total dividends/distributions	$3,289	$22,330

15.

Funds from continuing operations

For the six months ended September 30

(thousands of dollars)

	Fiscal 2020	Fiscal 2019
Cash inflow (outflow) from continuing operations	$67,774	$(79,506)
Add (subtract):
Changes in working capital	(84,729)	116,722
Change in fair value of Filter Group contingent consideration	(7,091)	–
Loss attributable to non-controlling interest	34	111
Discontinued operations	48,765	6,817
Tax adjustment	3,953	10,497
Funds from continuing operations	$28,706	$54,641
Less: Maintenance capital expenditures	(1,376)	(5,869)
Base Funds from continuing operations	$27,330	$48,772

Gross margin per interim condensed consolidated financial statements	$287,676	$281,616
Add (subtract):
Administrative expenses	(82,269)	(84,409)
Selling and marketing expenses	(115,983)	(92,392)
Bad debt expense excluding Texas residential enrolment and collections impairment	(41,957)	(36,923)
Current income tax recovery	(3,513)	1,909
Adjustment required to reflect net cash receipts from gas sales	8,292	9,706
Texas Residential enrollment and collections impairment	(4,900)	–
Amortization included in cost of sales	1,127	1,512
Restructuring costs	–	(3,236)
Lease inducements	(55)	(56)
Other income	20,994	2,672
Financing charges, non-cash	11,130	9,445
Finance costs	(51,997)	(36,436)
Other non-cash adjustments	127	1,122
Loss attributable to non-controlling interest	34	111
Funds from continuing operations	$28,706	$54,641
Less: Maintenance capital expenditures	(1,376)	(5,869)
Base Funds from continuing operations	$27,330	$48,772
Base Funds from continuing operations payout ratio	93%	91%
Dividends/distributions
Dividends on common shares	$18,714	$37,206
Dividends on preferred shares	6,622	6,418
Distributions for share-based awards	23	968
Total dividends/distributions	$25,359	$44,592

Base FFO for the three months ended September 30, 2019 was $26.0 million, an increase of 4% compared with Base FFO of $25.0 million for the prior comparable quarter, driven by improvements in Base EBITDA and lower maintenance capital expenditure, partially offset by higher Strategic Review and financing costs.

For the six months ended September 30, 2019, Base FFO was $27.3 million, a decrease of 44% from the prior comparable period. The decrease in Base FFO is largely attributable to the increase in various expenses including bad debts, selling expense, Strategic Review costs and financing costs, offset by lower maintenance capital expenditure and improvements in gross margin.

16.

Dividends and distributions for the three months ended September 30, 2019 were $3.3 million, down 85% from the prior comparable quarter. For the six months ended September 30, 2019, dividends and distributions were $25.4 million, a decrease of 43% compared to $44.6 million reported for the six months ended September 30, 2018. The decrease in the three- and six-month period dividends and distributions was a result of the Company’s decision to suspend its dividend on common shares after the first quarter of fiscal 2020. The payout ratio on Base FFO was 13% for the three months ended September 30, 2019, compared to 89% reported in the second quarter of fiscal 2019. The decline in the payout ratio for the three months ended September 30, 2019 is a result of the common share dividend suspension during the second quarter of fiscal 2020. For the six months ended September 30, 2019, the payout ratio on Base FFO was 93%, compared with 91% in the prior comparable period. The decline in the payout ratio for the six months ended September 30, 2019 is primarily a result of the lower Base FFO described above, as well as the suspension of the common share dividend in the second quarter of fiscal 2020.

Summary of quarterly results for continuing operations

(thousands of dollars, except per share amounts)

	Q2	Q1	Q4	Q3
	Fiscal 2020	Fiscal 2020	Fiscal 2019	Fiscal 2019
Sales	$768,440	$670,165	$797,409	$734,205
Gross margin	155,384	132,292	172,430	164,461
Administrative expenses	41,466	40,803	35,019	39,355
Selling and marketing expenses	54,279	61,704	62,685	51,245
Restructuring costs	–	–	10,096	2,746
Finance costs	28,451	23,546	28,847	22,762
Profit (loss) for the period from continuing operations	83,581	(269,971)	(53,731)	35,500
Loss for the period from discontinued operations, net	(9,809)	(5,189)	(78,246)	(83,085)
Profit (loss) for the period	73,772	(275,160)	(131,977)	(47,585)
Profit (loss) for the period from continuing operations per share – basic	0.55	(1.82)	(1.56)	0.23
Profit (loss) for the period from continuing operations per share – diluted	0.45	(1.82)	(1.56)	0.19
Dividends/distributions paid	3,289	22,070	22,004	21,434
Base EBITDA from continuing operations	49,069	24,185	63,388	60,133
Base Funds from continuing operations	25,960	1,370	18,534	(3,270)
Payout ratio on Base Funds from continuing operations	13%	1,611%	119%	115%

17.

	Q2	Q1	Q4	Q3
	Fiscal 2019	Fiscal 2019	Fiscal 2018	Fiscal 2018
Sales	$804,309	$702,515	$750,777	$694,668
Gross margin	149,021	132,594	144,468	147,748
Administrative expenses	41,594	39,931	33,299	40,249
Selling and marketing expenses	49,997	41,965	52,714	49,315
Restructuring costs	1,319	1,917	–	–
Finance costs	20,123	16,313	7,447	13,266
Profit (loss) for the period from continuing operations	(54,335)	(64,028)	260,074	183,693
Profit for the period from discontinued operations, net	32,885	22,605	5,699	24,722
Profit (loss) for the period	(21,450)	(41,423)	265,773	208,415
Profit (loss) for the period from continuing operations per share – basic	(0.38)	(0.45)	1.76	1.25
Profit (loss) for the period from continuing operations per share – diluted	(0.38)	(0.45)	1.37	1.00
Dividends/distributions paid	22,330	22,261	21,555	21,501
Base EBITDA from continuing operations	37,380	34,807	68,854	32,669
Base Funds from continuing operations	25,022	23,750	24,287	29,084
Payout ratio on Base Funds from continuing operations	89%	94%	89%	74%

Just Energy’s results reflect seasonality, as electricity consumption is slightly greater in the first and second quarters (summer quarters) and gas consumption is significantly greater during the third and fourth quarters (winter quarters). Electricity and gas customers currently represent 76% and 24%, of the commodity customer base, respectively. Since consumption for each commodity is influenced by weather, Just Energy believes the annual quarter over quarter comparisons are more relevant than sequential quarter comparisons.

Analysis of the second quarter

Sales decreased 4% to $768.4 million for the three months ended September 30, 2019 from $804.3 million recorded in the second quarter of fiscal 2019. The gross margin was $155.4 million, an increase of 4% from the prior comparable quarter, mainly due to improved margin optimization in North America, lower hedged supply costs in Texas and additional margin from the Filter Group business which was acquired in the third quarter of fiscal 2019, offsetting the 4% drop in sales caused by the decline in the customer base.

Administrative expenses for the three months ended September 30, 2019 decreased 7%, attributable to savings realized from the restructuring actions that occurred in fiscal 2019 as well as from efforts to reduce administrative expenses through greater automation and consolidation of support activities, offset partially by costs incurred to support the Strategic Review. Selling and marketing expenses for the three months ended September 30, 2019 increased by 8% to $54.3 million as a result of the increased commission costs to acquire new customers, ramp-up of the amortization of previously capitalized acquisition costs and higher marketing charges in different channels, offset by capitalization of new upfront incremental customer acquisition costs.

Finance costs for the three months ended September 30, 2019 amounted to $28.5 million, an increase of 41% from $20.1 million reported for the three months ended September 30, 2018, primarily driven by interest expense from higher debts and higher interest rate as well as the premium and fees associated with the 8.75% loan offset by the partial redemption of the 6.5% convertible bonds and lower collateral related costs associated with Texas electricity markets compared to the prior quarter.

The change in fair value of derivative instruments and other resulted in a non-cash gain of $65.5 million for the three months ended September 30, 2019, compared to a non-cash loss of $62.4 million in the prior comparable quarter, as market prices relative to Just Energy’s future electricity supply contracts increased by an average of $1.31/MWh and future gas contracts increased by an average of $0.02/GJ. Just Energy ensures that customer margins are protected by entering into fixed-price supply contracts. Under current IFRS, the customer contracts are not marked to market; however, there is a requirement to mark to market the future supply contracts.

18.

The profit for the three months ended September 30, 2019 was $73.8 million, representing earnings per share of $0.55 and $0.45 on a basic and diluted basis, respectively. For the prior comparable quarter, the loss was $21.5 million, representing a loss per share of $0.38 on a basic and diluted basis, respectively.

Base EBITDA was $49.1 million, an increase of 31% as compared to the prior comparable quarter due to improvements in gross margin, lower administrative expenses and a $15.2 million gain on the reduction of the contingent consideration from the Company’s acquisition of Filter Group, partially offset by higher bad debts and an increase in selling expenses to support new channel growth. The increase in bad debt for the three months ended September 30, 2019 was driven by higher charges in the Texas residential market as customers that were historically able to exploit the Company’s enrolment controls continued to decline and drop from the portfolio. The Company continues to see improvement in its expected credit loss experience since identifying and closing certain enrolment control gaps previously disclosed by the Company. The Base EBITDA for the three months ended September 30, 2018 excludes restructuring costs recorded in the quarter.

Base FFO was $26.0 million for the second quarter of fiscal 2020, up 4% compared to $25.0 million in the prior comparable quarter driven by the improvements in Base EBITDA and lower maintenance capital expenditure, partially offset by higher Strategic Review and financing costs.

Dividends and distributions paid were $3.3 million, for the three months ended September 30, 2019, a decrease of 85% from the prior comparable quarter in fiscal 2019, reflecting the suspension of the dividend on common shares. The payout ratio on Base FFO for the quarter ended September 30, 2019 was 13%, compared with 89% in the prior comparable quarter. The improvement in the payout ratio for the three months ended September 30, 2019 is a result of the common share dividend suspension during the second quarter of fiscal 2020.

Just Energy’s results for the past fiscal period have been adjusted to reflect continuing operation results and figures.

Segmented Base EBITDA1

For the three months ended September 30

(thousands of dollars)

		Fiscal 2020
	Consumer	Commercial	Corporate and shared services	Consolidated
Sales	$474,209	$294,231	$–	$768,440
Cost of sales	(358,214)	(254,842)	–	(613,056)
Gross margin	115,995	39,389	–	155,384
Add (subtract):
Administrative expenses	(9,290)	(6,527)	(25,649)	(41,466)
Selling and marketing expenses	(34,578)	(19,701)	–	(54,279)
Bad debt expense	(27,894)	(1,676)	–	(29,570)
Amortization included in cost of sales	549	–	–	549
Strategic review costs	–	–	3,632	3,632
Other expenses, net	14,806	(1)	–	14,805
Loss attributable to non-controlling interest	14	–	–	14
Base EBITDA from continuing operations	$59,602	$11,484	$(22,017)	$49,069

19.

		Fiscal 2019
	Consumer	Commercial	Corporate and shared services	Consolidated
Sales	$504,910	$299,399	$–	$804,309
Cost of sales	(401,257)	(254,030)	–	(655,287)
Gross margin	103,653	45,369	–	149,022
Add (subtract):
Administrative expenses	(8,433)	(12,450)	(23,595)	(44,478)
Selling and marketing expenses	(31,539)	(18,888)	–	(50,427)
Bad debt expense	(17,445)	(2,772)	–	(20,217)
Amortization included in cost of sales	730	–	–	730
Other expenses, net	2,649	36	–	2,685
Loss attributable to non-controlling interest	65	–	–	65
Base EBITDA from continuing operations	$49,680	$11,295	$(23,595)	$37,380

Segmented Base EBITDA1

For the six months ended September 30

(thousands of dollars)

		Fiscal 2020
	Consumer	Commercial	Corporate and shared services	Consolidated
Sales	$884,207	$554,398	$–	$1,438,605
Cost of sales	(662,236)	(488,693)	–	(1,150,929)
Gross margin	221,971	65,705	–	287,676
Add (subtract):
Administrative expenses	(20,525)	(12,678)	(49,066)	(82,269)
Selling and marketing expenses	(76,378)	(39,605)	–	(115,983)
Bad debt expense	(44,033)	(2,824)	–	(46,857)
Texas residential enrolment and collections impairment	4,900	–	–	4,900
Amortization included in cost of sales	1,127	–	–	1,127
Strategic review costs	–	–	3,632	3,632
Other income, net	20,883	111	–	20,994
Loss attributable to non-controlling interest	34	–	–	34
Base EBITDA from continuing operations	$107,979	$10,709	$(45,434)	$73,254

		Fiscal 2019
	Consumer	Commercial	Corporate and shared services	Consolidated
Sales	$939,274	$567,550	$–	$1,506,824
Cost of sales	(734,814)	(490,394)	–	(1,225,208)
Gross margin	204,460	77,156	–	281,616
Add (subtract):
Administrative expenses	(15,657)	(19,133)	(49,619)	(84,409)
Selling and marketing expenses	(58,462)	(33,930)	–	(92,392)
Bad debt expense	(32,142)	(4,781)	–	(36,923)
Amortization included in cost of sales	1,512	–	–	1,512
Other income, net	2,610	62	–	2,672
Loss attributable to non-controlling interest	111	–	–	111
Base EBITDA from continuing operations	$102,432	$19,374	$(49,619)	$72,187

1 The segment definitions are provided on page 8.

20.

Base EBITDA for the three months ended September 30, 2019, was $49.1 million, up from $37.4 million recorded in the prior comparable quarter. The Consumer segment contributed $59.6 million to Base EBITDA for the three months ended September 30, 2019, an increase of 20% from $49.7 million in the prior comparable quarter due to improvements in gross margin, lower administrative expenses and a gain on the reduction of the contingent consideration from the Company’s acquisition of Filter Group, partially offset by increased bad debt expenses and selling expenses to support new channel growth. The Commercial segment contributed $11.5 million to Base EBITDA, which is largely consistent with the prior comparable quarter, when the segment contributed $11.3 million.

For the six months ended September 30, 2019, Base EBITDA was $73.3 million, an increase of 1% from $72.2 million recorded in the prior comparable period. The Consumer segment contributed $108.0 million to Base EBITDA for the six months ended September 30, 2019, an increase of 5% from $102.4 million reported for the six months ended September 30, 2018. The Commercial segment contributed $10.7 million to Base EBITDA, a 45% decrease from the prior comparable period, when the segment contributed $19.4 million. The increase in Base EBITDA of the Consumer segment is attributable to improvements in gross margin, lower administrative expenses and a $15.2 million gain on the reduction of the contingent consideration from the Company’s acquisition of Filter Group offset by higher bad debts and an increase in selling expenses to support the growth in new sales channels. The decrease in Base EBITDA of the Commercial segment is primarily attributable to lower gross margin resulting from the decline in the customer base.

Customer aggregation

CUSTOMER SUMMARY

	As at	As at
	Sept. 30,	Sept. 30,	% increase
	2019	2018	(decrease)

Commodity	1,110,000	1,240,000	(10)%
VAPS	68,000	34,000	100%
Commodity and VAPS bundle	20,000	31,000	(35)%
Total customer count	1,198,000	1,305,000	(8)%

21.

As at September 30, 2019, the total customer count decreased 8% to 1,198,000 compared to the prior quarter, excluding discontinued operations. The decline in customers is a result of the Company’s focus on renewing and signing higher quality and long-lasting customers as well as the natural attrition of the customer base. The customer count captures customers with a distinct service address. These customers can have multiple products contracted with Just Energy and multiple active assets installed by Just Energy. The total VAPS customer count also includes 27,000 distinct customers from Filter Group’s water filter subscriptions, with 29,000 active assets. Just Energy’s customer base also includes 73,000 smart thermostat customers.

COMMODITY RCE SUMMARY

	July 1,			Failed to	Sept. 30,	%	Sept. 30,	%
	2019	Additions	Attrition	renew	2019	decrease	2018	decrease
Consumer
Gas	384,000	10,000	(29,000)	(8,000)	357,000	(7)%	464,000	(23)%
Electricity	957,000	61,000	(83,000)	(20,000)	915,000	(4)%	1,031,000	(11)%
Total Consumer RCEs	1,341,000	71,000	(112,000)	(28,000)	1,272,000	(5)%	1,495,000	(15)%
Commercial
Gas	435,000	17,000	(9,000)	(6,000)	437,000	–	438,000	–
Electricity	1,789,000	80,000	(34,000)	(44,000)	1,791,000	–	1,792,000	–
Total Commercial RCEs	2,224,000	97,000	(43,000)	(50,000)	2,228,000	–	2,230,000	–
Total RCEs	3,565,000	168,000	(155,000)	(78,000)	3,500,000	(2)%	3,725,000	(6)%

Just Energy’s total RCE base is 3.5 million. Gross RCE additions for the quarter ended September 30, 2019 were 168,000, compared to 256,000 for the second quarter of fiscal 2019, reflecting the transition from a purely RCE driven focus to a greater focus on attracting and retaining strong-fit customers that will drive greater profitability. Net additions were negative 65,000 for fiscal 2020, compared with a positive 9,000 net RCE additions in the second quarter of fiscal 2019.

Consumer RCE additions amounted to 71,000 for the quarter ended September 30, 2019, a 41% decrease from 120,000 gross RCE additions recorded in fiscal 2019, primarily driven by a greater focus on attracting and retaining strong-fit customers that will drive greater profitability and the natural attrition in response to the pricing actions implemented in fiscal 2019. Consumer customers failed to renew RCEs for the three months ended September 30, 2019 decreased from 42,000 RCEs to 28,000 RCEs due to improved retention offerings, including the Perks Points loyalty program. As of September 30, 2019, the U.S. and Canadian operations accounted for 80% and 20% of the Consumer RCE base, respectively.

Commercial RCE additions were 97,000 for the three months ended September 30, 2019, a 29% decrease over the prior comparable quarter of fiscal 2019 due to competitive pressures and the natural attrition in response to the fiscal 2019 pricing actions. Commercial customers failed to renew RCEs for the three months ended September 30, 2019 decreased from 52,000 RCEs to 50,000 RCEs. As of September 30, 2019, the U.S. and Canadian operations accounted for 74% and 26% of the Commercial RCE base, respectively.

22.

For the three months ended September 30, 2019, 47% of the total Consumer and Commercial RCE additions were generated through commercial brokers, 13% from retail channels, 36% from online and other sales channels and 4% from door-to-door sales. In fiscal 2019, 40% of RCE additions were generated from commercial brokers, 13% from retail, 37% from online and other sales channels, and 10% from door-to-door sales.

Overall, as of September 30, 2019, the U.S. and Canadian operations accounted for 77% and 23% of the RCE base, respectively, compared to 76% and 24%, respectively, as of September 30, 2018.

COMMODITY RCE ATTRITION

	Trailing 12 months	Trailing 12 months
	ended Sept. 30,	ended Sept. 30,
	2019	2018

Consumer	23%	22%
Commercial	8%	6%
Total attrition	15%	13%

The combined attrition rate for Just Energy was 15% for the trailing 12 months ended September 30, 2019, an increase of two percentage points from 13% reported for the prior year. The Consumer attrition rate increased one percentage point to 23% and the Commercial attrition rate increased two percentage points to 8%. The increase in the attrition rates is a result of Just Energy’s focus on margin optimization while working to become the customers’ “trusted advisor” and providing a variety of energy management solutions to its customer base to drive customer loyalty. The increase also reflects a very competitive market for renewals with competitors pricing aggressively and Just Energy’s focus on improving retained customers’ profitability.

COMMODITY RCE RENEWALS

	Trailing 12 months	Trailing 12 months
	ended Sept. 30,	ended Sept. 30,
	2019	2018

Consumer	69%	71%
Commercial	53%	47%
Total renewals	59%	56%

The Just Energy renewal process is a multifaceted program that aims to maximize the number of customers who choose to renew their contract prior to the end of their existing contract term. Efforts to renew customers begin up to 15 months in advance. Overall, the renewal rate was 59% for the trailing 12 months ended September 30, 2019, an increase of three percentage points from 56% as at September 30, 2018. The Consumer renewal rate decreased by two percentage points to 69%, and the Commercial renewal rate increased by six percentage points to 53% as compared to the trailing 12 months ended September 30, 2018. The increase in the overall renewal rate is driven by better retention of Commercial customers.

23.

ENERGY CONTRACT RENEWALS

This table shows the percentage of customers up for renewal in the following fiscal periods:

	Consumer		Commercial
	Gas	Electricity	Gas	Electricity
Remainder of fiscal 2020	14%	10%	16%	15%
Fiscal 2021	23%	32%	22%	27%
Fiscal 2022	24%	26%	22%	23%
Fiscal 2023	14%	15%	25%	21%
Beyond fiscal 2024	25%	17%	15%	14%
Total	100%	100%	100%	100%

Note: All month-to-month customers, who represent 751,000 RCEs, are excluded from the table above.

Gross margin

For the three months ended September 30

(thousands of dollars)

	Fiscal 2020			Fiscal 2019
	Consumer	Commercial	Total	Consumer	Commercial	Total
Gas	$10,269	$1,031	$11,300	$15,361	$3,983	$19,344
Electricity	105,470	36,951	142,421	87,398	39,930	127,328
VAPS	256	1,407	1,663	894	1,456	2,350
	$115,995	$39,389	$155,384	$103,653	$45,369	$149,022
Increase (decrease)	12%	(13)%	4%

For the six months ended September 30

(thousands of dollars)

	Fiscal 2020			Fiscal 2019
	Consumer	Commercial	Total	Consumer	Commercial	Total
Gas	$27,342	$3,123	$30,465	$40,861	$8,921	$49,782
Electricity	191,747	59,260	251,007	162,705	65,391	228,096
VAPS	2,882	3,322	6,204	894	2,844	3,738
	$221,971	$65,705	$287,676	$204,460	$77,156	$281,616
Increase (decrease)	9%	(15)%	2%

CONSUMER SEGMENT

Gross margin for the three months ended September 30, 2019 for the Consumer segment was $116.0 million, an increase of 12% from $103.7 million recorded in the prior comparable quarter. For the six months ended September 30, 2019, gross margin for the Consumer segment was $222.0 million, an increase of 9% from $204.5 million recorded for the six months ended September 30, 2018. The gross margin earned in Texas has increased period over period due to margin optimization actions as well as improved cost management, partially offset by the decline in gross margin from the lower volumes in the Company’s Canadian markets.

Average realized gross margin for the Consumer segment for the rolling 12 months ended September 30, 2019 was $320/RCE, representing a 27% increase from $252/RCE reported in the prior comparable quarter. The increase is primarily attributable to improved margin optimization. The gross margin/RCE value includes an adjustment for bad debt expense in applicable markets.

Gas

Gross margin from gas customers in the Consumer segment was $10.3 million for the three months ended September 30, 2019, a decrease of 33% from $15.4 million recorded in the prior comparable quarter. For the six months ended September 30, 2019, the gross margin contribution from the gas markets decreased by 33% from the prior comparable period to $27.3 million as a result of the 7% decline in the customer base.

24.

Electricity

Gross margin from electricity customers in the Consumer segment was $105.5 million for the three months ended September 30, 2019, a 21% increase from $87.4 million recorded in the prior comparable quarter. For the six months ended September 30, 2019, gross margin from electricity markets increased 18% to $191.7 million. This was primarily the result of lower hedged supply cost in Texas, offset by reduction in the consumer customer base.

COMMERCIAL SEGMENT

Gross margin for the Commercial segment was $39.4 million for the three months ended September 30, 2019, a decrease of 13% from $45.4 million recorded in the prior comparable quarter. For the six months ended September 30, 2019, gross margin for the Commercial segment was $65.7 million, a decrease of 15% from $77.2 million recorded for the six months ended September 30, 2018. Gross margin has decreased in the Company’s Canadian markets from lower pricing and competitive pressures on pricing in the U.S. market partially offset by margin optimization actions as well as improved cost management.

Average realized gross margin for the rolling 12 months ended September 30, 2019 was $94/RCE, a decrease of 4% from the $98/RCE reported in the prior comparable period. The gross margin per RCE value includes an adjustment for bad debt expense in markets where Just Energy has customer credit risk.

Gas

Gas gross margin for the Commercial segment was $1.0 million for the three months ended September 30, 2019, a decrease of 74% from $4.0 million recorded in the prior comparable quarter. For the six months ended September 30, 2019, the gross margin contribution from the gas markets decreased by 65% from the prior comparable period to $3.1 million. The decrease in gross margin for the three and six months ended September 30, 2019 was driven by lower margin on index priced products and positive resettlements in the comparable period.

Electricity

The Commercial segment’s electricity gross margin for the three months ended September 30, 2019 was $37.0 million, a decrease of 7% from $39.9 million recorded in the prior comparable quarter. Gross margin from the Commercial electricity markets for the six months ended September 30, 2019 was $59.3 million, a decrease of 9% from $65.4 million recorded in the six months ended September 30, 2018. The gross margin for both the three and six months ended September 30, 2019 decreased from the prior comparable periods driven by lower margin on index priced products and lower customer counts, partly offset by supply costs.

VAPS

The Consumer segment’s VAPS gross margin for the three months ended September 30, 2019 was $0.3 million. For the six months ended September 30, 2019, the Consumer segment’s VAPS gross margin was $2.9 million. The period over period increase is due to the margin generated from the newly acquired Filter Group in fiscal 2020 which did not exist in fiscal 2019.

The Commercial segment’s VAPS gross margin was $1.4 million for the three months ended September 30, 2019, compared to $1.5 million recorded in the prior comparable quarter. For the six months ended September 30, 2019, VAPS gross margin increased from $2.8 million in the prior comparable period to $3.3 million. The period-over-period increase is a result of the ramp-up of business in EdgePower and Just Energy Advanced Solutions in fiscal 2020.

25.

GROSS MARGIN ON NEW AND RENEWING CUSTOMERS

The table below depicts the annual margins on contracts for Consumer and Commercial customers signed during the quarter. This table reflects the gross margin (sales price less costs of associated supply) earned on new additions and renewals, including both brown commodities and JustGreen supply. The gross margin/RCE value includes an appropriate allowance for bad debt expense in applicable markets.

Annual gross margin per RCE

	Q2 Fiscal	Number of	Q2 Fiscal	Number of
	2020	RCEs	2019	RCEs

Consumer customers added or renewed	$314	161,000	$322	220,000
Consumer customers lost	331	157,000	190	147,000
Commercial customers added or renewed[1]	87	110,000	96	179,000
Commercial customers lost	91	45,000	81	100,000

1Annual gross margin per RCE excludes margins from Interactive Energy Group and large Commercial and Industrial customers.

For the three months ended September 30, 2019, the average gross margin per RCE for the customers added or renewed by the Consumer segment was $314/RCE, a decrease of 2% from $322/RCE in the prior comparable period. The implementation of the margin optimization actions began in Q2 of fiscal 2019 bringing the average gross margin per RCE in the Consumer segment above $300. The average gross margin per RCE for the Consumer customers lost during the three months ended September 30, 2019 was $331/RCE, an increase from $190/RCE for customers lost in the prior comparable period that did not include margin optimization actions. The increase in gross margin on customers lost is a result of the natural attrition in response to the margin optimization implemented in fiscal 2019, while the customers in the prior period were dropping at lower margin rates.

For the Commercial segment, the average gross margin per RCE for the customers signed during the three months ended September 30, 2019 was $87/RCE, a decrease of 6% from $96/RCE in the prior comparable period. Customers lost through attrition and failure to renew during the three months ended September 30, 2019 were at an average gross margin of $91/RCE, an increase from $81/RCE reported in the prior comparable period. This increase is a result of competitive pricing pressures in North America.

Just Energy’s results for the prior fiscal periods reported below have been adjusted to reflect continuing operation results and figures.

VAPS contribution to continuing operations

VAPS PERFORMANCE

VAPS include the Just Energy Advanced Solutions, EdgePower Inc. and Filter Group brands. During the six months ended September 30, 2019, VAPS operations contributed $6.2 million to gross margin compared to $3.7 million in the prior comparable quarter, a 66% increase due to the addition of various VAPS businesses and ramp up in sales of existing products. Filter Group contributed $2.9 million in gross margin, 46% of the total VAPS margin added during the six months ended September 30, 2019.

VAPS CONTINGENT CONSIDERATION

As at September 30, 2019, the Company has recognized $nil related to the potential earn-out payments over the next three years relating to the Filter Group acquisition. The change in fair value of the contingent consideration from $29.1 million at March 31, 2019 to $nil at September 30, 2019 results in a gain of $29.1 million for the six months ended September 30, 2019 and $31.1 million for the three months ended September 30, 2019, reported in other income (expenses) in the interim condensed consolidated statements of income (loss). As the contingent consideration does not meet the definition of equity, it is carried at fair value through profit or loss and is revalued at each reporting period. Significant assumptions affecting the measurement of contingent consideration each quarter include the Just Energy share price and the performance of Filter Group. Each quarter, the contingent consideration is revalued.

26.

The reduction in the Filter Group contingent consideration at September 30, 2019 was a result of the business not achieving its 12 month EBITDA earn-out target for the fiscal year ended September 30, 2019, coupled with a reduced forecasted EBITDA, a reduction in the trading price of the shares of Just Energy and a reduction in Just Energy’s dividend yield. Filter Group sales and customer additions are lower than forecasted at the date of acquisition as a result of the Company’s focus on cost reduction efforts and the Strategic Review. The Company continues to see opportunities in Filter Group that will create value for the consolidated group in the future

Overall consolidated results

ADMINISTRATIVE EXPENSES

(thousands of dollars)

	Three months	Three months		Six months	Six months
	ended	ended	%	ended	ended	%
	Sept. 30,	Sept. 30,	increase	Sept. 30,	Sept. 30,	increase
	2019	2018	(decrease)	2019	2018	(decrease)
Consumer	$9,290	$8,433	10%	$20,525	$15,657	31%
Commercial	6,527	12,450	(48)%	12,678	19,133	(34)%
Corporate and shared services	25,649	23,595	9%	49,066	49,619	(1)%
Total administrative expenses	$41,466	$44,478	(7)%	$82,269	$84,409	(3)%

Administrative expenses decreased by 7% from $44.5 million to $41.5 million in the three months ended September 30, 2019 as compared to fiscal 2019. The Consumer segment’s administrative expenses were $9.3 million for the three months ended September 30, 2019, an increase of 10% from $8.4 million recorded in the prior comparable quarter. The Commercial segment’s administrative expenses were $6.5 million for the second quarter of fiscal 2020, a 48% decrease from $12.4 million reported for the prior comparable quarter. Corporate expenses increased 9% to $25.6 million for the three months ended September 30, 2019 due to an additional $3.6 million related to the Strategic Review.

Administrative expenses decreased by 3% to $82.3 million for the six months ended September 30, 2019 from $84.4 million recorded in the prior comparable period. Consumer and Commercial administrative expenses for the six months ended September 30, 2019 were $20.5 million and $12.7 million, an increase of 31% and a decrease of 34% over the prior comparable period, respectively. Corporate expenses decreased 1% to $49.1 million for the six months ended September 30, 2019 to support talent acquisition and retention. Overall, administrative expenses decreased due to savings realized from the restructuring actions that occurred in fiscal 2019 as well as from efforts to reduce administrative expenses through greater automation and consolidation of support activities.

SELLING AND MARKETING EXPENSES

(thousands of dollars)

	Three months	Three months		Six months	Six months
	ended	ended		ended	ended
	Sept. 30,	Sept. 30,	%	Sept. 30,	Sept. 30,	%
	2019	2018	increase	2019	2018	increase
Consumer	$34,578	$31,539	10%	$76,378	$58,462	31%
Commercial	19,701	18,888	4%	39,605	33,930	17%
Total selling and marketing expenses	$54,279	$50,427	8%	$115,983	$92,392	26%

27.

Selling and marketing expenses, which consist of commissions paid to internal and external sales agents, brokers and sales and marketing partners, as well as sales-related corporate costs, were $54.3 million for the three months ended September 30, 2019, up by 8% from $50.4 million in the second quarter of fiscal 2019. This increase is a result of the increased commission costs to acquire new customers through a different channel mix, offset by capitalization of certain upfront incremental customer acquisition costs.

The selling and marketing expenses for the Consumer segment were $34.6 million in the three months ended September 30, 2019, a 22% increase as compared to the prior comparable period due to higher spending in different channels and the ramp-up of the amortization of previously capitalized acquisition costs.

The Commercial segment’s expenses were $19.7 million for the three months ended September 30, 2019, up 4% from $18.9 million recorded in the prior comparable quarter.

For the six months ended September 30, 2019, selling and marketing expenses were $116.0 million, a 26% increase as compared to $92.4 million in the prior comparable period. The Consumer segment’s selling and marketing expenses were up 31% to $76.4 million compared to $58.5 million for the six months ended September 30, 2018. Selling and marketing expenses for the Commercial segment were $39.6 million for the six months ended September 30, 2019, up 17% from $33.9 million recorded in the prior comparable period. The increase of selling expenses, offset by capitalization of certain upfront incremental customer acquisition costs during the three and six months ended September 30, 2019 was a result of increased commission cost to acquire new customers through a different channel mix.

The aggregation costs per customer for the last 12 months for Consumer customers signed by sales agents and Commercial customers signed by brokers were as follows:

	Fiscal 2020		Fiscal 2019
Consumer	$317	/RCE	$218	/RCE
Commercial	$56	/RCE	$44	/RCE

The average aggregation cost for the Consumer segment was $317/RCE for the trailing 12 months ended September 30, 2019, an increase from $218/RCE reported in the prior comparable period. The increase in the customer acquisition cost per RCE paid over the 12-month period compared to the prior year is a result of the increase in spending on the Company’s online platforms, digital marketing channels and customer loyalty points program as well as a ramp-up of amortization of previously capitalized acquisition costs.

The $56 average aggregation cost for Commercial segment customers is based on the expected average annual cost for the respective customer contracts. Commercial broker contracts are paid further commissions averaging $56 per year for each additional year that the customer flows. As at September 30, 2018, the average aggregation cost for commercial brokers was $44/RCE. The lower cost in the prior comparable quarter is a function of broker commissions being a percentage of lower margins.

BAD DEBT EXPENSE

In Alberta, Texas, Illinois (gas), California, Ohio (electricity), and Georgia, Just Energy assumes the credit risk associated with the collection of customer accounts. Credit review processes have been established to manage the customer default rate. Management factors default from credit risk into its margin expectations for all of the above-noted markets.

Bad debt expense is included in the interim condensed consolidated statement of income under other operating expenses. Bad debt expense was $29.6 million for the three months ended September 30, 2019, an increase of 46% from $20.2 million recorded for the prior comparable quarter. For the six months ended September 30, 2019, bad debt expense was $46.9 million, an increase of 27% from $36.9 million recorded for the prior comparable period. The increase is a result of the higher bad debt charges in the Texas residential market as customers that were historically able to exploit the Company’s enrolment controls continued to decline and drop from the portfolio. The Company continues to see improvement in its expected credit loss experience since identifying and closing certain enrolment control gaps previously disclosed by the Company.

28.

FINANCE COSTS

Finance costs for the three months ended September 30, 2019 amounted to $28.5 million, an increase of 41% from $20.1 million recorded during fiscal 2019. For the six months ended September 30, 2019, finance costs amounted to $52.0 million, an increase of 43% from $36.4 million recorded during the prior comparable period in the prior fiscal 2019. The increase in finance costs during the six months ended September 30, 2019 was primarily driven by interest expense from higher debts and higher interest rates and the premium and fees associated with the 8.75% loan, offset by the partial redemption of the 6.5% convertible bonds and lower collateral related costs associated with Texas electricity markets compared to prior comparable period.

FOREIGN EXCHANGE

Just Energy has exposure to the U.S. dollar as a result of its international operations. Any changes in the applicable exchange rate may result in a decrease or increase in other comprehensive income. For the three and six months ended September 30, 2019, foreign exchange unrealized gain of $8.8 million and $6.5 million, respectively, was reported in other comprehensive income, versus an unrealized loss of $8.4 million and $4.6 million, respectively, reported in fiscal 2019. This fluctuation is a result of the significant increase in the mark to market liability position of the Company’s derivative financial instruments.

Overall, the positive impact from the translation of the U.S. based operations resulted in an increase of $nil and $0.7 million in Base EBITDA for the three and six months ended September 30, 2019, respectively.

Just Energy retains sufficient funds in its foreign subsidiaries to support ongoing growth; surplus cash is deployed in Canada, and certain hedges for cross border cash flow are in place. Just Energy has economically hedged between 50% and 100% of forecasted cross-border cash flows that are expected to occur within the next 12 months and between 0% and 50% of certain forecasted cross-border cash flows that are expected to occur within the following 13 to 24 months. The level of economic hedging is dependent on the source of the cash flows and the time remaining until the cash repatriation occurs.

PROVISION FOR (RECOVERY OF) INCOME TAXES

(thousands of dollars)

	Three months	Three months	Six months	Six months
	ended	ended	ended	ended
	Sept. 30, 2019	Sept. 30, 2018	Sept. 30, 2019	Sept. 30, 2018
Current income tax expense (recovery)	$3,051	$(652)	$3,513	$(1,909)
Deferred income tax expense (recovery)	(998)	560	(3,754)	6,500
Provision for (recovery of) income taxes	$2,053	$(92)	$(241)	$4,591

Just Energy recorded a current income tax expense of $3.1 million for the three months ended September 30, 2019, versus a $0.7 million current income tax recovery in the prior comparable quarter. A current income tax expense of $3.5 million and current income tax recovery of $1.9 million was recorded for the six months ended September 30, 2019 and September 30, 2018, respectively. The year-over-year variance is attributable to increased gross margin and profitability in taxable jurisdictions and the inability to carryback current year losses arising from increased operating and financing costs. The prior comparable period reported a tax recovery as a result of available carryback opportunities.

During the three months ended September 30, 2019, a deferred tax recovery of $1.0 million was recorded, versus a deferred tax expense of $0.6 million in the prior comparable quarter. A deferred tax recovery of $3.8 million and deferred tax expense of $6.5 million were recorded for the six months ended September 30, 2019 and September 30, 2018, respectively. The variance year-over-year is primarily due to the carryforward of current period tax losses to future periods.

29.

Liquidity and capital resources

SUMMARY OF CASH FLOWS

(thousands of dollars)

	Three months	Three months	Six months	Six months
	ended	ended	ended	ended
	Sept. 30, 2019	Sept. 30, 2018	Sept. 30, 2019	Sept. 30, 2018
Operating activities	$86,126	$(66,960)	$67,777	$(79,506)
Investing activities	(532)	(11,567)	(18,214)	(21,422)
Financing activities, excluding dividends	(54,720)	75,678	(3,870)	114,828
Effect of foreign currency translation	(35)	302	(204)	(975)
Increase in cash before dividends	30,839	(2,547)	45,489	12,925
Dividends (cash payments)	(3,289)	(22,312)	(25,335)	(44,561)
Increase (decrease) in cash	27,550	(24,859)	20,154	(31,636)
Cash and cash equivalents – beginning of period	2,531	42,084	9,927	48,861
Cash and cash equivalents – end of period	$30,081	$17,225	$30,081	$17,225

OPERATING ACTIVITIES

Cash flow from operating activities for the three months ended September 30, 2019 was an inflow of $86.1 million, compared to an outflow of $67.0 million in the prior comparable quarter. For the six months ended September 30, 2019, cash flow from operating activities was an inflow of $67.8 million, compared to an outflow of $79.5 million reported for the prior comparable period. The increase in operating cash flow in both periods was attributable to the timing of supplier payments as the Company focuses on improving cash management, lower receivables balances in fiscal 2019 from improved collections and lower payments of upfront commissions and associated customer programs as the Company continues to focus on optimizing spending.

INVESTING ACTIVITIES

Investing activities for the three months ended September 30, 2019 included purchases of property and equipment and intangible assets totalling $0.1 million and $0.5 million, respectively, compared with $0.6 million and $10.9 million, respectively, in fiscal 2019. Investing activities for the six months ended September 30, 2019 included purchases of property, plant and equipment and intangible assets totalling $0.6 million and $11.4 million, respectively, compared with $2.6 million and $18.9 million, respectively, in fiscal 2019. The reduction in spending on property and equipment and intangible assets is due to the Company’s focus on its core North American operations and improved cash management strategies, partially offset by the payment of the Company’s deferred consideration for its acquisition of Filter Group in the prior year.

FINANCING ACTIVITIES

Financing activities, excluding dividends, relate primarily to the issuance and repayment of long-term debt. Cash flow from financing activities for the second quarter of fiscal 2020 was an outflow of $54.7 million compared to an inflow of $53.4 million reported in the same quarter last year. The outflow was as a result of the repayment of $52.9 million on the credit facility while in the prior comparable quarter, the Company entered into the 8.75% loan. During the six months ended September 30, 2019, the cash flow from financing activities was an outflow of $29.2 million compared to an inflow of $70.3 million reported in the prior comparable period.

Just Energy’s liquidity requirements are driven by the delay from the time that a customer contract is signed until cash flow is generated. The elapsed period between the time a customer is signed and receipt of the first payment from the customer varies with each market. The time delays per market are approximately two to nine months. These periods reflect the time required by the various LDCs to enroll, flow the commodity, bill the customer and remit the first payment to Just Energy. In Alberta, Texas, Illinois (gas), California, Ohio (electricity) and Georgia, Just Energy receives payment directly.

30.

DIVIDENDS AND DISTRIBUTIONS

During the three months ended September 30, 2019, Just Energy paid cash dividends to its preferred shareholders and distributions to holders of share-based awards in the amount of $3.3 million compared to $22.3 million in the prior comparable quarter. For the six months ended September 30, 2019, Just Energy paid $25.4 million, compared to $44.6 million paid in the prior comparable period of fiscal 2019. As of August 14, 2019 the Board of Directors of the Company suspended the common share dividend.

Preferred shareholders are entitled to receive dividends at a rate of 8.50% on the initial offer price of US$25.00 per preferred share when, as and if declared by our Board of Directors, out of funds legally available for the payment of dividends, on the applicable dividend payment date. As the preferred shares are cumulative, dividends on preferred shares will accrue even if they are not paid. Common shareholders will not receive dividends until the preferred share dividends in arrears are paid. Dividend payment dates are quarterly on the last day of each of March, June, September and December. The dividend payment on September 30, 2019 was US$0.53125 per preferred share.

Balance sheet as at September 30, 2019, compared to March 31, 2019

Total cash and short-term investments increased from $9.9 million as at March 31, 2019 to $30.1 million as at September 30, 2019. The increase in cash is primarily attributable to the cash savings from the restructuring actions that occurred in fiscal 2019, along with suspension of the Company’s dividend and seasonality of the Company’s operations.

As of September 30, 2019, trade receivables and unbilled revenue amounted to $268.0 million and $149.8 million, respectively, compared to March 31, 2019, when the trade receivables and unbilled revenue amounted to $365.0 million and $277.6 million, respectively. The changes are due to seasonality of the Company’s operations.

Trade payables and other decreased from $714.1 million to $618.4 million during the six months ended September 30, 2019, as a result of the classification of the U.K. operations to discontinued operations; $190.4 million related to the U.K. as at March 31, 2019.

Fair value of derivative financial assets and fair value of financial liabilities relate entirely to the financial derivatives. The mark to market gains and losses can result in significant changes in profit and, accordingly, shareholders’ equity from year to year due to commodity price volatility. Given that Just Energy has purchased this supply to cover future customer usage at fixed prices, management believes that these changes do not impact the long-term financial performance of Just Energy.

Total debt was $725.4 million as at September 30, 2019, consistent with $725.4 million as at March 31, 2019. Although there were redemptions during the first six months of fiscal 2020, the issuances and withdrawals during the same period resulted in no change in the overall debt balance outstanding. The total credit facility of $202.8 million was reclassified from non-current to current during the second quarter of fiscal 2020.

31.

The following table shows selected data from the interim condensed consolidated statements of financial position as at the following periods:

	As at	As at	As at
	Sept. 30,	March 31,	Sept. 30,
	2019	2019	2018
Assets:
Cash	$30,081	$9,927	$8,900
Trade and other receivables	436,239	672,615	786,852
Total fair value of derivative financial assets	114,405	153,767	249,321
Other current assets	142,633	169,240	148,777

Liabilities:
Trade payables and other	618,361	714,110	754,296
Total fair value of derivative financial liabilities	222,725	143,045	91,237
Total long-term debt	725,448	725,372	716,133

Debt and financing for continuing operations

(thousands of dollars)

	As at	As at	As at
	Sept. 30,	March 31,	Sept. 30,
	2019	2019	2018

Just Energy credit facility	$202,816	$201,577	$179,395
Filter Group financing	13,401	17,577	–
8.75% loan	257,862	240,094	115,623
6.75% $100M convertible debentures	88,819	87,520	86,276
6.75% $160M convertible debentures	152,437	150,945	149,515
6.5% convertible bonds	11,855	29,483	132,898

The various debt instruments are described as follows:

• A $370.0 million credit facility expiring on September 1, 2020, supported by guarantees and secured by, among other things, a general security agreement and an asset pledge. Credit facility withdrawals amounted to $202.8 million as of September 30, 2019, compared with $201.6 million as of March 31, 2019. In addition, total letters of credit outstanding as at September 30, 2019 amounted to $71.6 million (March 31, 2019 - $94.0 million). The renewal on the facility agreement included an extension for an additional two years to September 1, 2020. On June 28, 2019, the Company exercised its option to access the amounts relating to the accordion agreement as part of the credit facility which increased the facility, from $352.5 million to $370.0 million.

• An 8.99% outstanding loan between HTC and Filter Group. The loan is a result of factoring receivables. Payments on the loan are made monthly as Just Energy receives payment from the customer and will continue up to the end date of the customer contract term on the factored receivable.

• An 8.75% US$250 million non-revolving multi-draw senior unsecured term loan facility with a maturity date of September 2023 was entered into during the second quarter of fiscal 2019, which bears interest at a rate of 8.75% per annum payable semi-annually in arrears on June 30 and December 31. US$193 million was drawn as at March 31, 2019. On July 29, 2019, an additional US$14.0 million was drawn on Tranche 2 and 3 from the 8.75% loan.

32.

• A 6.75% $100M senior unsecured subordinated debenture with a maturity date of March 31, 2023 was issued during the fourth quarter of fiscal 2018 for which interest is payable semi-annually in arrears on March 31 and September 30, at a rate of 6.75% per annum.

• A 6.75% $160M senior unsecured subordinated debenture with a maturity date of December 31, 2021 was issued during the third quarter of fiscal 2017 for which interest is payable semi-annually in arrears on June 30 and December 31, at a rate of 6.75% per annum.

• A 6.5% European-focused senior unsecured convertible bond with a maturity date of December 31, 2019 with interest payable semi-annually in arrears on January 29 and July 29, at a rate of 6.5% per annum. In fiscal 2019, US$127.6 million was repurchased and extinguished. On July 25, 2019, the lenders of the 6.5% convertible bonds elected to extend the maturity date from July 29, 2019 to December 31, 2020. On July 29, 2019, an additional US$13.2 million was repurchased leaving a remaining balance of US$9.2 million.

See Note 12 of the interim condensed consolidated financial statements for further details regarding the nature of each debt agreement.

Contractual obligations

In the normal course of business, Just Energy is obligated to make future payments for contracts and other commitments that are known and non-cancellable.

PAYMENTS DUE BY PERIOD

(thousands of dollars)

	Less than 1 year	1 – 3 years	4 – 5 years	After 5 years	Total
Trade and other payables	$618,361	$–	$–	$–	$618,361
Long-term debt	222,536	165,416	364,923	–	752,875
Interest payments	50,247	90,015	43,211	–	183,473
Gas, electricity and non-commodity contracts	1,524,002	1,631,593	357,763	115,362	3,628,720
	$2,415,146	$1,887,024	$765,897	$115,362	$5,183,429

On August 1, 2017, Just Energy announced that it reached an agreement with its joint venture partner, Red Ventures LLC, to end the exclusive relationship for online sales of the Just Energy brand in North America. To facilitate the transaction, Just Energy acquired the outstanding 50% interest of each of Just Ventures LLC in the United States and Just Ventures L.P. in Canada. As at September 30, 2019, the current liabilities amount to $20.0 million and long-term liabilities amount to $30.1 million.

OTHER OBLIGATIONS

In the opinion of management, Just Energy has no material pending actions, claims or proceedings that have not been included either in its accrued liabilities or in the interim condensed consolidated financial statements. In the normal course of business, Just Energy could be subject to certain contingent obligations that become payable only if certain events were to occur. The inherent uncertainty surrounding the timing and financial impact of any events prevents any meaningful measurement, which is necessary to assess any material impact on future liquidity. Such obligations include potential judgments, settlements, fines and other penalties resulting from actions, claims or proceedings.

Transactions with related parties

Just Energy does not have any material transactions with any individuals or companies that are not considered independent of Just Energy or any of its subsidiaries and/or affiliates other than the related party transaction discussed in the interim condensed consolidated financial statements.

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Off balance sheet items

The Company has issued letters of credit in accordance with its credit facility totalling $71.6 million (March 31, 2019 – $94.0 million) to various counterparties, primarily utilities in the markets it operates in, as well as suppliers.

Pursuant to separate arrangements with several bond agencies, the Hanover Insurance Group and Charter Brokerage LLC, Just Energy has issued surety bonds to various counterparties including states, regulatory bodies, utilities and various other surety bond holders in return for a fee and/or meeting certain collateral posting requirements. Such surety bond postings are required in order to operate in certain states or markets. Total surety bonds issued as at September 30, 2019 were $63.3 million (March 31, 2019 – $70.3 million).

Critical accounting estimates and judgments

The interim condensed consolidated financial statements of Just Energy have been prepared in accordance with IFRS. Certain accounting policies require management to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues, cost of sales, selling and marketing expenses, and administrative expenses. Estimates are based on historical experience, current information and various other assumptions that are believed to be reasonable under the circumstances. The emergence of new information and changed circumstances may result in actual results or changes to estimated amounts that differ materially from current estimates.

The following assessment of critical accounting estimates is not meant to be exhaustive. Just Energy might realize different results from the application of new accounting standards promulgated, from time to time, by various rule-making bodies.

RECEIVABLES AND LIFETIME EXPECTED CREDIT LOSSES

The lifetime expected credit loss reflects Just Energy’s best estimate of losses on the accounts receivable and unbilled revenue balances. Just Energy determines the lifetime expected credit loss by using historical loss rates and forward-looking factors if applicable. Just Energy is exposed to customer credit risk on its continuing operations in Alberta, Texas, Illinois (gas), California, Ohio (electricity) and Georgia. Credit review processes have been implemented to perform credit evaluations of customers and manage customer default. If a significant number of customers were to default on their payments, it could have a material adverse effect on the operations and cash flows of Just Energy. Management factors default from credit risk in its margin expectations for all of the above markets.

Revenues related to the sale of energy are recorded when energy is delivered to customers. The determination of energy sales to individual customers is based on systematic readings of customer meters generally on a monthly basis. At the end of each month, amounts of energy delivered to customers since the date of the last meter reading are estimated, and corresponding unbilled revenue is recorded. The measurement of unbilled revenue is affected by the following factors: daily customer usage, losses of energy during delivery to customers and applicable customer rates.

Increases in volumes delivered to the utilities’ customers and favourable rate mix due to changes in usage patterns in the period could be significant to the calculation of unbilled revenue. Changes in the timing of meter reading schedules and the number and type of customers scheduled for each meter reading date would also have an effect on the measurement of unbilled revenue; however, total operating revenues would remain materially unchanged.

ALLOWANCE FOR DOUBTFUL ACCOUNTS

The measurement of the expected credit loss allowance for accounts receivable requires the use of management judgment in estimation techniques, building models, selecting key inputs and making significant assumptions about future economic conditions and credit behaviour of the customers, including the likelihood of customers defaulting and the resulting losses. The Company’s current significant estimates include the historical collection rates as a percentage of revenue and the use of the Company’s historical rates of recovery across aging buckets. Both of these inputs are sensitive to the number of months or years of history included in the analysis, which is a key input and judgment made by management.

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GOING CONCERN AND LIQUIDITY

In the preparation of interim financial statements, management is required to identify when events or conditions indicate that significant doubt may exist about the Company’s ability to continue as a going concern. Significant doubt about the Company’s ability to continue as a going concern would exist when relevant conditions and events, considered in the aggregate, indicate that the Company will not be able to meet its obligations as they become due for a period of at least, but not limited to, 12 months from the balance sheet date. When the Company identifies conditions or events that raise potential for significant doubt about its ability to continue as a going concern, the Company considers whether its plans that are intended to mitigate those relevant conditions or events will alleviate the potential significant doubt.

As described further in Note 12, the Company has a $370 million credit facility with a syndicate of lenders and a US$250 million non-revolving multi draw senior unsecured term loan facility from another lender, maturing on September 1, 2020 and September 12, 2023, respectively. The Company’s ability to continue as a going concern for the next 12 months involves significant judgment and is dependent on the availability under its credit facility, its ability to generate positive cash flow from operations, its ability to refinance its existing credit facility when it matures, and if necessary liquidate available investments, and the continued support of its lenders and suppliers. After considering its plans, management has concluded that there are no material uncertainties related to events or conditions that may cast significant doubt upon the Company’s ability to continue as a going concern for a period of 12 months from the balance sheet date.

Just Energy common and preferred shares

As at November 6, 2019, there were 151,402,616 common shares and 4,662,165 preferred shares of Just Energy outstanding.

In May 2017, Just Energy announced it entered into an at-the-market issuance (“ATM offering”) sales agreement pursuant to which Just Energy may, at its discretion and from time to time, offer and sell in the United States preferred shares having an aggregate offering price of up to US$150 million. As at November 6, 2019, Just Energy has issued a cumulative 338,865 preferred shares in fiscal 2019 for aggregate total gross proceeds of $10.4 million under the ATM offering. No further issuances were made in the first or second quarter of fiscal 2020.

Legal proceedings

Just Energy’s subsidiaries are party to a number of legal proceedings. Other than as set out below, Just Energy believes that each proceeding constitutes legal matters that are incidental to the business conducted by Just Energy and that the ultimate disposition of the proceedings will not have a material adverse effect on its consolidated earnings, cash flows or financial position.

In March 2012, Davina Hurt and Dominic Hill filed a lawsuit against Commerce Energy Inc. (“Commerce”), Just Energy Marketing Corp. and the Company (collectively referred to as “Just Energy”) in the Ohio Federal Court claiming entitlement to payment of minimum wage and overtime under Ohio wage claim laws and the Federal Fair Labor Standards Act (“FLSA”) on their own behalf and similarly situated door-to-door sales representatives who sold for Commerce in certain regions of the United States. The Court granted the plaintiffs’ request to certify the lawsuit as a class action. Approximately 1,800 plaintiffs opted into the federal minimum wage and overtime claims, and approximately 8,000 plaintiffs were certified as part of the Ohio state overtime claims. On October 6, 2014, the jury refused to find a willful violation but concluded that certain individuals were not properly classified as outside salespeople in order to qualify for an exemption under the minimum wage and overtime requirements. On September 28, 2018, the Court issued a final judgment, opinion and order. Just Energy filed its appeal to the Court of Appeals for the Sixth Circuit on October 25, 2018 and oral testimony was heard on October 24, 2019. Just Energy strongly believes it complied with the law which is consistent with the recent findings in Encino Motorcars, LLC v. Navarro, 138 S. Ct. 1134, 1142 (2018) and Kevin Flood, et al. v. Just Energy Marketing Group, et al. 2d Circular No. 17-0546.

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In August 2013, Levonna Wilkins, a former door-to-door independent contractor for Just Energy Marketing Corp. (“JEMC”), filed a lawsuit against Just Energy Illinois Corp., Commerce Energy Inc., JEMC and the Company (collectively referred to as “Just Energy”) in the Illinois Federal District Court claiming entitlement to payment of minimum wage and overtime under Illinois wage claim laws and the FLSA on her own behalf and similarly situated door-to-door sales representatives who sold in Illinois. On March 13, 2015, the Court certified the class of Illinois sales representatives who sold for Just Energy Illinois and Commerce, and on June 16, 2016, the Court granted Just Energy’s motion for reconsideration which revised the class definition to exclude sales representatives who sold for Commerce. A trial commenced on August 5, 2019.  On August 12, 2019, the jury ruled in favour of Just Energy, dismissing all claims of the Illinois class members. The Plaintiff filed her appeal to the Court of Appeals for the Seventh Circuit on September 10, 2019. Just Energy strongly believes it complied with the law and continues to vigorously contest this matter.

In May 2015, Kia Kordestani, a former door-to-door independent contractor sales representative for Just Energy Corp., filed a lawsuit against Just Energy Corp., Just Energy Ontario L.P. and the Company (collectively referred to as “Just Energy”) in the Superior Court of Justice, Ontario, claiming status as an employee and seeking benefits and protections of the Employment Standards Act, 2000 such as minimum wage, overtime pay, and vacation and public holiday pay on his own behalf and similarly situated door-to-door sales representatives who sold in Ontario. On Just Energy’s request, Mr. Kordestani was removed as a plaintiff but replaced with Haidar Omarali, also a former door-to-door sales representative. On July 27, 2016, the Court granted Omarali’s request for certification, refused to certify Omarali’s request for damages on an aggregate basis, and refused to certify Omarali’s request for punitive damages. Omarali’s motion for summary judgment was dismissed in its entirety on June 21, 2019. A trial has not been scheduled.

On July 23, 2019, Just Energy announced that, as part of its Strategic Review process, management identified customer enrolment and non-payment issues, primarily in Texas. In response to this announcement, and in some cases in response to this and other subsequent related announcements, putative class action lawsuits have been filed in the United States District Court for the Southern District of New York, in the United States District Court for Southern District of Texas and in the Ontario Superior Court of Justice, on behalf of investors that purchased Just Energy Group Inc. securities during various periods, ranging from November 9, 2017, through August 19, 2019. The U.S. lawsuits seek damages allegedly arising from violations of the Exchange Act and the Ontario lawsuit seeks damages allegedly arising from violations of Canadian securities legislation and of common law. Just Energy denies the allegations and will vigorously defend these claims.

Controls and procedures

DISCLOSURE CONTROLS AND PROCEDURES

Both the Chief Executive Officer (“CEO”) and Chief Financial Officer (“CFO”) have designed, or caused to be designed under their supervision, the Company’s disclosure controls and procedures which provide reasonable assurance that: i) material information relating to the Company is made known to management by others, particularly during the period in which the annual and interim filings are being prepared; and ii) information required to be disclosed by the Company in its annual and interim filings or other reports filed or submitted under securities legislation is recorded, processed, summarized and reported within the time period specified in securities legislation. The CEO and CFO are assisted in this responsibility by a Disclosure Committee composed of senior management. The Disclosure Committee has established procedures so that it becomes aware of any material information affecting Just Energy to evaluate and communicate this information to management, including the CEO and CFO as appropriate, and determine the appropriateness and timing of any required disclosure. Based on the evaluation conducted by or under the supervision of the CEO and CFO of the Company’s internal control over financial reporting in connection with the Company’s financial yearend, the CEO and CFO concluded that because of the material weakness described below, the Company’s disclosure controls and procedures were not effective.

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INTERNAL CONTROL OVER FINANCIAL REPORTING

Both the CEO and CFO have designed, or caused to be designed under their supervision, the Company’s Internal Control over Financial Reporting (“ICFR”) which has been effected by the Board of Directors, management, and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements in accordance with IFRS. Based on that evaluation the CEO and CFO concluded that because of the material weakness described below, the Company’s disclosure controls and procedures were not effective.

Identification of material weakness

During the quarters ended December 31, 2018, March 31, 2019, and June 30, 2019, management failed to effectively operate a control to capture appropriate expected credit loss rates to be reflected in the estimated allowance for doubtful accounts in the Texas residential market and the U.K. market. This material weakness arose due to insufficient analysis of a rapid deterioration of the aging of the Company’s accounts receivable caused by operational enrolment deficiencies in the Texas market, and due to operational and accounts receivable non-collection issues in the U.K. market.

On July 23, 2019, the Company announced operational measures implemented in the Texas residential market to address identified customer enrolment issues arising during prior periods that led to additional overdue accounts being identified during the quarter ended June 30, 2019 that were impaired. Management identified these issues through operating controls related to the expected credit loss calculation.

Management identified an impairment of certain accounts receivable within the Texas residential markets of $58.6 million at June 30, 2019, of which $34.5 million relates to the quarter ended December 31, 2018, $19.2 million relates to the quarter ended March 31, 2019 and $4.9 million relates to the quarter ended June 30, 2019.

During operation of the June 30, 2019 month-end close controls, the Company further analyzed and concluded the U.K. receivables issue required an adjustment of $74.1 million at June 30, 2019 of which $40.1 million relates to the quarter ended December 31, 2018, $17.4 million relates to the quarter ended March 31, 2019 and $16.6 million relates to the quarter ended June 30, 2019.

A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the Company's annual or interim financial statements will not be prevented or detected on a timely basis. Due to the aforementioned adjustments, management identified a material weakness after issuing the financial statements for the year ended March 31, 2019 which remains open at September 30, 2019.

Remediation of material weakness in internal control over financial reporting

Management is continuing its remediation efforts to address the material weakness, as well as to foster continuous improvement in the Company’s internal controls.

During the quarter ended June 30, 2019, the Company made additional operational and financial reporting control enhancements and continued engaging with third parties to advise the Company regarding this material weakness.

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To further remediate the material weakness identified herein, the management team, including the CEO and CFO, have reaffirmed and re-emphasized the importance of internal control, control consciousness and a strong control environment.

No assurance can be provided at this time that the actions and remediation efforts the Company has taken or will implement will effectively remediate the material weakness described above or prevent the incidence of other significant deficiencies or material weaknesses in the Company’s internal controls over financial reporting in the future. The design of any system of controls is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving our stated goals under all potential future conditions.

Identification and remediation of insignificant reconciling items from previous periods presented

During January 2019, in connection with the Company’s assessment of internal controls over financial reporting, the Company identified and subsequently remediated a deficiency in the design and operating effectiveness of certain internal controls related to certain account balances in certain markets. Specifically, the Company identified a deficiency in the design of internal controls through the effective operation of alternative internal controls related to the preparation, analysis and review of certain gross margin accounts in those markets.

Upon identification of the deficiency, the Company designed internal controls to include robust account reconciliation procedures, to remediate the deficiency in design. These new internal controls were effectively operated for February 28, 2019 and March 31, 2019.

Just Energy considers the internal control deficiency to be effectively remediated as at March 31, 2019.

As a result of remediating this deficiency in the design of internal controls and operating them in an effective manner, the Company identified certain individually insignificant reconciling items that should have been recorded in periods prior to April 1, 2017. The Company determined that it was appropriate to revise its consolidated financial statements as at April 1, 2017 to correct for an aggregate error of $14.2 million in the opening accumulated deficit account. It was determined that this deficiency in the design and operating effectiveness of these specific internal controls resulted in no significant error in the income statements for the years ended March 31, 2019 and 2018.

Changes in internal control over financial reporting

There were no other changes in our internal control over financial reporting during the last fiscal quarter that materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

INHERENT LIMITATIONS

A control system, no matter how well conceived and operated, can only provide reasonable, not absolute, assurance that its objectives are met. Due to these inherent limitations in such systems, no evaluation of controls can provide absolute assurance that all control issues within any company have been detected. Accordingly, Just Energy’s disclosure controls and procedures are designed to provide reasonable, not absolute, assurance that the Company’s disclosure control and procedure objectives are met.

Corporate governance

Just Energy is committed to maintaining transparency in its operations and ensuring its approach to governance meets all recommended standards. Full disclosure of Just Energy’s compliance with existing corporate governance rules is available at investors.justenergy.com and is included in Just Energy’s Management Proxy Circular. Just Energy actively monitors the corporate governance and disclosure environment to ensure timely compliance with current and future requirements.

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Outlook

Just Energy continues to focus on enhancing its customer base by adding new high-quality customers and providing a variety of energy management solutions to its customer base to drive customer loyalty and improved profitability.

The impact of cost cutting initiatives implemented to date is evident in the second quarter results and Just Energy expects this progress to continue as additional changes are made. The Company has identified approximately $60 million in cost cutting initiatives in fiscal year 2020 and will continue to review its operations for additional ways to improve efficiencies and lower its cost structure.

The recent sale of two non-core operations demonstrates Just Energy’s commitment to focus on its higher-margin North American operations. The sale of the U.K. and Ireland operations is expected to close by the end of 2019.  The Company continues to actively market its remaining non-core operations.

The previously announced Strategic Review remains active and is progressing. Just Energy has not set a specific timeframe for the conclusion of the strategic review. The Company plans to provide an update when the Board has approved a specific course of action.

Just Energy remains focused on best-in-class service to its customers while the review is underway.

The Strategic Review has provided necessary insights into understanding how best to unlock additional value from the business through a comprehensive review of capital expenditures, streamlining the organization, and further refinement of the geographic footprint via disposition of non-core businesses.

Management is maintaining its previously issued fiscal year 2020 base EBITDA from continuing operations in the range of $180 million to $200 million, as well as fiscal 2020 free cash flow guidance of between $50 million to $70 million, defined as cash flow from operating activities minus cash flow from investing activities.

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